UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934
Dated: October 29, 2007
Commission File Number: 001-13184
TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)
Suite 600 — 200 Burrard Street, Vancouver, British Columbia V6C 3L9
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

TABLE OF CONTENTS

SIGNATURE
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: October 29, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

KAREN L. DUNFEE	Switchboard: (1) (604) 687-1117
CORPORATE SECRETARY	Direct: (1) (604) 640-5333
Facsimile: (1) (604) 640-5395
October 29, 2007
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Dear Sirs/Mesdames:
RE: Teck Cominco Limited (the “Company”)
We enclose herewith a Current Report on Form 6K comprising the Business Acquisition Report Form 51-102F4 of Teck Cominco Limited, dated October 29, 2007.
Yours truly,

TECK COMINCO LIMITED

Per:	“Karen L. Dunfee” (Mrs.) Karen L. Dunfee Corporate Secretary
KLD/ml
Encl.
TECK COMINCO LIMITED
SUITE 600-200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9

TECK COMINCO LIMITED
Business Acquisition Report
Form 51-102F4

ITEM 1 — IDENTITY OF COMPANY
1.1 Name and Address of Company
Teck Cominco Limited (“Teck”)
600 — 200 Burrard Street
Vancouver, BC Canada V6C 3L9
1.2 Executive Officer
The following executive officers of Teck are knowledgeable about the significant acquisition and this report.
Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer
604-687-1117
Peter C. Rozee
Senior Vice President, Commercial Affairs
604-687-1117
ITEM 2 — DETAILS OF ACQUISITION
2.1 Nature of Business Acquired
Aur Resources Inc. (“Aur”) is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its main mining assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 90% shareholding interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.
Quebrada Blanca Mine
The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. (“CMQB”). Aur owns 90% of the Series A shares of CMQB. Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB. Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMQB. Aur’s 76.5% overall shareholding interest in CMQB is derived from its 90% ownership of the Series A shares of

Business Acquisition Report	October 29, 2007

CMQB. When combined with the Series B and Series C shares of CMQB, Aur’s 90% holding of the Series A shares equates to a 76.5% interest in CMQB’s total share equity.
CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, CMQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.
The Quebrada Blanca mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the mine site is via road from Iquique.
The Quebrada Blanca mine is an open pit mine that produces an average of 22,000 tonnes per day of heap leach ore and 39,000 tonnes per day of lower grade dump leach ore. Copper bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode. The SX-EW plant has a design capacity of approximately 75,000 tonnes of copper cathode per year. Copper cathode is trucked to Iquique for shipment to purchasers. Approximately 97.2% of the cathode produced by CMQB in 2006 was London Metal Exchange (“LME”) grade A quality.
The labour force at Quebrada Blanca totalled 1,325 people as at December 31, 2006, including approximately 626 people employed by onsite contractors. The Quebrada Blanca mine operates under collective agreements with local unions established at the mine. The current four year collective agreements expire in June 2008.
Approximately 500 tonnes per month of copper cathode is sold pursuant to a frame agreement with a metals trading entity. The remaining copper cathode is sold on the spot market.
Mineral Reserves and Resources
The following table presents the leachable mineral reserves and resources at the Quebrada Blanca mine as estimated by CMQB for the heap leach and dump leach categories as at December 31, 2006:
Mineral Reserves

		Heap Leach			Dump Leach			Total
Category	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu

Proven	70,695	1.00	0.87	121,546	0.45	0.29	192,241	0.65	0.50
Probable	1,171	0.82	0.67	12,452	0.42	0.26	13,623	0.45	0.30

Total Reserves	71,866	1.00	0.87	133,998	0.45	0.29	205,864	0.64	0.49
Mineral Resources (including Mineral Reserves)

		Heap Leach			Dump Leach			Total
Category	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu

Measured	79,118	0.99	0.86	182,809	0.45	0.27	261,927	0.61	0.45
Indicated	2,905	0.83	0.67	48,430	0.38	0.24	51,335	0.41	0.26

Total Resources	82,023	0.99	0.86	231,240	0.43	0.27	313,262	0.58	0.42

Inferred	195	0.79	0.62	4,342	0.42	0.25	4,537	0.43	0.26

Business Acquisition Report	October 29, 2007

Notes:

“t(000’s)” means thousands of tonnes; “%TCu” is the percent assayed total copper grade; “%SCu” is the percent assayed soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; “m” means metres.

The Quebrada Blanca mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Neil C. Barr, P.Geo., Chief Geologist at the Quebrada Blanca mine and David J. Libby, P.Eng., Executive Vice-President, Mining Operations, Aur.

The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the QB2007 resource block model and mine plan, adjusted for the December 31, 2006 pit topography.

The mineral reserves and resources were estimated using a copper price of U.S.$1.20/lb. and cut-off grades of 0.50% SCu for heap leach reserves and resources. Dump leach reserves and resources were estimated using a cut-off grade of 0.10% SCu. Proven reserves include broken stockpiles. Measured resources are defined by a minimum of 20 drill hole assay composites and a drill hole spacing of approximately 50 x 50 x 70 m, indicated resources are defined by between 9 and 19 drill hole assay composites and a drill hole spacing of approximately 70 x 70 x 100 m, and inferred resources are defined by between 4 and 8 drill hole assay composites and a drill hole spacing of approximately 100 x 100 x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 for the Quebrada Blanca mine dated March 31, 2004 has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.
Andacollo Mine
The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo (“CDA”). Aur owns 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA. Aur’s Series A shares of CDA and the Series B shares, respectively, equate to 90% and 10% of CDA’s total share equity of CDA.
CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square km as well as certain water rights.
The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.
The Andacollo mine is an open pit mine producing approximately 10,500 tonnes of ore per day. Ore is transported to heap leach pads with a certain amount of lower grade ore being processed through dump leaching. Copper bearing solutions are processed in an SX-EW plant to produce LME grade A copper cathode. Cathode production for 2007 is forecast to be approximately 43 million pounds.

Business Acquisition Report	October 29, 2007

The labour force employed in the operation of the mine totalled 584 people as at December 31, 2006, including approximately 242 people employed by onsite contractors. The Andacollo mine operates under two collective agreements with local unions established at the mine. The current four year collective agreements expire in June 2008.
Approximately 1,200 tonnes per month of copper cathode produced by Andacollo in 2007 has been sold to a metal trading entity pursuant to a frame contract. The remaining Andacollo copper cathode production is sold in the spot market.
Mineral Reserves and Resources
The following table presents the leachable supergene mineral reserves and resources at the Andacollo mine as estimated by CDA as at December 31, 2006:
Supergene Mineral Reserves

		Heap Leach			Dump Leach			Total
Category	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu

Proven	11,518	0.59	0.49	4,098	0.32	0.27	15,616	0.52	0.43
Probable	5	0.40	0.39	7	0.28	0.26	12	0.33	0.31

Total Reserves	11,523	0.59	0.49	4,105	0.32	0.27	15,628	0.52	0.43
Supergene Mineral Resources (including Mineral Reserves)

		Heap Leach			Dump Leach			Total
Category	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu	t(000’s)	%TCu	%SCu

Measured	20,537	0.65	0.58	13,627	0.36	0.27	34,164	0.54	0.46
Indicated	3,013	0.56	0.52	2,050	0.31	0.25	5,063	0.46	0.41

Total Resources	23,550	0.64	0.57	15,677	0.35	0.27	39,227	0.53	0.45

Inferred	3,738	0.58	0.52	3,058	0.34	0.25	6,796	0.47	0.40

Notes:

“t (000’s)” means thousands of tonnes; “%TCu” is the percent assayed total copper grade; “%SCu” is the percent soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; “m” means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo mine and David J. Libby, P.Eng., Executive Vice President, Mining Operations, Aur.

The proven and probable supergene mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the April 2006 resource block model and mine plan, adjusted to the December 31, 2006 pit topography.

The supergene mineral resources and reserves were estimated using a copper price of U.S.$1.75/lb and cut-off grades of 0.20% SCu for the mineral resources and variable cut-off grades ranging from 0.25 — 0.38% SCu for heap leach mineral reserves and 0.20% SCu for dump leach mineral reserves. Proven reserves include broken stockpiles totaling 4.5 million tonnes grading 0.29% SCu (0.46%TCu), of which 4.0 million tonnes will be processed as heap leach material and 0.5 million tonnes as dump leach material. The reserves do not include 4.9 million tonnes at a grade of 0.57% SCu (0.64% TCu) which will be processed as part of the Hypogene Deposit mining operation.

Measured supergene resources are defined by a minimum of 22 drill hole assay composites and a drill hole spacing of 50m, indicated resources are defined by between 3 and 21 drill hole assay composites and a drill hole spacing of approximately 50 x 75 to 100 m, and inferred resources by up to 2 drill hole assay composites and a drill hole spacing of over 100 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Business Acquisition Report	October 29, 2007

Notes, continued:

A technical report prepared in accordance with NI 43-101 for the Andacollo supergene deposit and the Andacollo Hypogene Deposit, titled “Report for Aur Resources Inc. on Mineral Resource and Mineral Reserve Estimates at Dec. 31, 2005, Carmen de Andacollo Copper Mine, Region IV, Chile” and dated March 24, 2006, has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.
Andacollo Hypogene Project
CDA has, since 1996, been conducting mining operations on the supergene deposit on the Andacollo property which overlies the Hypogene Deposit. See “Andacollo Mine” above.
In 2005, the preparation of a bankable feasibility study (the “Andacollo Feasibility Study”) to further evaluate the economic viability of the Hypogene Deposit for mining was initiated and completed in March 2006. In August 2006, a decision to proceed with the development of the Hypogene Deposit for production was made.
The Andacollo Feasibility Study provides the basis upon which the Hypogene Deposit is being developed for production. The following information regarding the Hypogene Deposit and its development for production is primarily summarized from the Andacollo Feasibility Study, subject to such information being updated as development work and/or further optimization studies progress. The Andacollo Feasibility Study includes assumptions, estimates and uncertainties regarding, among other things, anticipated or projected levels of copper and/or gold production, operating costs, expenditures on plant and equipment, reserves and resources, grades and recovery rates and time schedules. In addition, unanticipated or unusual developments or events and other uncertainties and factors could cause future events, intentions and/or development activities to differ materially from those envisaged, anticipated or expected in or by the Andacollo Feasibility Study.
A technical report prepared in accordance with NI 43-101 in respect of the Hypogene Deposit and the Andacollo Feasibility Study dated July 12, 2006 has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.
Mineral Reserves and Resources
The following table presents the mineral reserves and resources in the Hypogene Deposit as estimated by CDA as at December 31, 2006:
Mineral Reserves

Category	t(000’s)	%TCu	Au (g/t)

Proven	201,858	0.44	0.14
Probable	232,382	0.35	0.12

Total Reserves	434,240	0.39	0.13
Mineral Resources (including Mineral Reserves)

Category	t(000’s)	%TCu	Au (g/t)

Measured	206,614	0.43	0.15
Indicated	609,602	0.31	0.11

Total Resources	816,216	0.34	0.12

Inferred	578,707	0.26	0.09

Business Acquisition Report	October 29, 2007

Notes:

“t(000’s)” means thousands of tonnes; %TCu is the percent assayed total copper grade; “Au” means gold; “g/t” means grams per tonne; “m” means metres.

The mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo mine and David J. Libby, P.Eng., Executive Vice-President, Mining Operations, Aur.

The proven and probable hypogene mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution in the current mine plan, and are derived from the March 2006 mineral resource block model and mine plan contained within the Andacollo Feasibility Study, adjusted to the existing Andacollo supergene mine final pit topography.

The hypogene mineral resources and reserves were estimated using a copper price of U.S.$1.20/lb., a gold price of U.S.$400/oz. and cut-off grades of 0.20% TCu for the mineral resources and variable cut-off grades ranging from 0.22% TCu to 0.32% TCu for the mineral reserves. Proven reserves and measured resources include broken stockpiles totaling 5.2 million tonnes grading 0.51% TCu and 4.9 million tonnes grading 0.64% TCu which had previously been included in the supergene reserves.

Measured hypogene resources are defined by a minimum of 2 drill holes and a drill hole spacing of 75 m, indicated resources are defined by a minimum of 2 drill holes and a drill hole spacing of approximately 100 m and inferred resources are defined by a maximum of 1 drill hole and a drill hole spacing of over 100 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.
Duck Pond Mine
Aur holds a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland. Aur acquired the property from Xstrata plc, formerly Falconbridge Limited (“Xstrata”) pursuant to an option agreement dated March 1, 1999 (the “Falconbridge Option Agreement”), as amended by an agreement dated March 20, 2002. Under the said agreement, Aur paid Xstrata $3,000,000 upon commencing commercial production at the property and thereafter is required to pay Xstrata a 2% net smelter returns royalty on production from the property. The Duck Pond mine achieved commercial production on April 1, 2007.
The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 12,847 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.
The Duck Pond deposit is to be mined through combination of open pit and underground mining methods. Production is expected to average 41,000,000 pounds of copper, 76,000,000 pounds of zinc, 574,000 ounces of silver and 5,000 ounces of gold annually during the period from 2007 to 2011, based on existing reserves. Conventional flotation produces copper and zinc concentrates that are trucked to the port of St. Georges on the west coast of Newfoundland.
The Duck Pond mine labour force is expected to be approximately 192 people on commencement of full production.
Copper and zinc concentrates produced at the Duck Pond mine are sold to Xstrata plc under life of mine concentrate sales agreements.

Business Acquisition Report	October 29, 2007

Mineral Reserves and Resources
The following table presents the mineral reserves and resources on the Duck Pond property as estimated by Aur at December 31, 2006:
Mineral Reserves

Category	t(000’s)	%Cu	%Zn	Ag (g/t)	Au (g/t)

Proven	1,190	3.37	5.27	53.0	0.75
Probable	2,888	3.26	5.85	61.9	0.90

Total Reserves	4,078	3.29	5.68	59.3	0.86
Mineral Resources (including Reserves)

Category	t(000’s)	%Cu	%Zn	Ag (g/t)	Au (g/t)

Measured	1,029	4.05	6.40	62.3	0.86
Indicated	2,511	4.03	7.40	75.5	1.08

Total Resources	3,540	4.03	7.11	71.7	1.01

Inferred	1,073	3.04	7.05	71.2	0.81

Notes:

“t(000’s)” means thousands of tonnes; “g/t” means grams per tonne; “Cu” means copper; “Zn” means zinc; “Ag” means silver; “Au” means gold, “m” means metres.

The Duck Pond reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Petr Pelz, P.Geo., Senior Mine Geologist, Duck Pond mine, as to the resource block model, resource classification and estimate and Guy Belleau, P.Eng., Mine Manager, Duck Pond mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for internal and external dilution and for extraction losses.

The reserve calculations incorporate a copper price of U.S.$0.95/lb., a zinc price of U.S.$0.50/lb., a silver price of U.S.$5.00/oz., a gold price of U.S.$275/oz., an exchange rate of U.S.$1.00=CDN$1.47 and net smelter return cut-offs of approximately CDN$42 per tonne for the underground reserves and CDN$30 per tonne for the open pit reserves.

The resources are stated at a 2.5% copper equivalent (“CuEq”) cut-off grade for the underground reserves and a 1.83% CuEq for the open pit reserves. The CuEq grades applied to by-product metals are, approximately, 0.35% CuEq for 1% Zn, 0.003% CuEq for 1 g/t Ag and 0.09% CuEq for 1 g/t Au. The resource classification is based on the proximity of drill hole composite samples to block centres as follows: measured resources, up to 10 m spacing, indicated resources between 10 m and 30 m spacing and inferred resources, more than 30 m spacing.

Resources that do not qualify as reserves do not have demonstrated economic viability.
2.2 Date of Acquisition
The effective date of the acquisition for accounting purposes is August 22, 2007.
2.3 Consideration
Pursuant to its Offer to Purchase (the “Offer”) dated July 17, 2007, Teck offered to purchase all of Aur’s outstanding common shares, at the election of each holder, for $41.00 in cash or 0.8749 of a Class B subordinate voting share of Teck and $0.0001 in cash for each common share of Aur, subject, in each case, to pro ration as set out in the Offer.

Business Acquisition Report	October 29, 2007

Teck acquired 93.2% of the issued and outstanding common shares of Aur on August 22, 2007 and acquired the balance of the Aur shares by way of a compulsory acquisition (“Compulsory Acquisition”) pursuant to the Canada Business Corporations Act on September 28, 2007.
Pursuant to the Offer and Compulsory Acquisition, Teck paid approximately $3.1 billion in cash out of cash on hand and issued approximately 21.97 million Class B subordinate voting shares.
As a result of the acquisition of Aur, Teck is held approximately 95% by former Teck shareholders and 5% by the former shareholders of Aur.
2.4 Effect on Financial Position
Teck has no current plans or proposals for material changes in its business affairs or the business affairs of Aur that are expected to have a significant effect on the results of operations and financial position of Teck.
2.5 Prior Valuations
Not applicable.
2.6 Parties to Transaction
The acquisition of Aur was not with informed persons, associates or affiliates of Teck.
2.7 Date of Report
The date of this Business Acquisition Report is October 29, 2007.
ITEM 3 — FINANCIAL STATEMENTS
The following financial statements are attached to this report:
•	The unaudited pro forma consolidated balance sheet of Teck Cominco Limited as at June 30, 2007 and its pro forma consolidated statements of earnings for the six months then ended and the year ended December 31, 2006.
•	The restated audited comparative consolidated financial statements of Aur Resources Inc. and the related notes thereto as at December 31, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006 together with the auditors’ report thereon.
•	The restated unaudited interim comparative consolidated financial statements of Aur Resources Inc. as at and for the six months ended June 30, 2007.

Business Acquisition Report	October 29, 2007

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This business acquisition report contains certain forward-looking information as defined in applicable securities laws. This forward-looking information includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.
Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.
Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions and that there are no material unanticipated variations in the cost of energy or supplies.

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2007
($ millions, unaudited)

		Aur
		(as restated)		Pro Forma Adjustments
						Pro Forma
	Teck	US$	CDN$	Note 3	Amounts	Teck
	A		B		C	A + B + C

ASSETS
Current assets
Cash and cash equivalents	$4,008	$466	$496	a	$28	$1,584
				b	(3,089),
					(25)
				d	166
Temporary investments	166	—	—	d	(166)	—
Accounts receivable	651	22	23			674
Inventories and other	864	83	88	c	91	1,043

	5,689	571	607			3,301

Investments	682	—	—			682
Investment in Aur	—	—	—	b	4,066	—

				e	(4,066)
Restricted cash	—	128	136			136
Property, plant and equipment and other non-current assets	4,224	523	556	c	3,911	8,691

	$10,595	$1,222	$1,299			$12,810

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$909	$135	$144	c	$10	$1,063
Current portion of long-term debt	—	41	43			43

	909	176	187			1,106

Long-term debt	1,366	218	232			1,598
Other liabilities	797	119	126			923
Future income and resource taxes	986	20	21	c	660	1,667
Minority interests	59	25	27			86

	4,117	558	593			5,380

Shareholders’ equity	6,478	664	706	a	28	7,430
				b	952
				c	3,332
				e	(4,066)

	$10,595	$1,222	$1,299			$12,810

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the year ended December 31, 2006
($ millions, unaudited)

		Aur
		(as restated)		Pro Forma Adjustments
						Pro Forma
	Teck	US$	CDN$	Note 3	Amounts	Teck
	A		B		C	A + B + C

Revenues	$6,539	$738	$837			$7,376
Operating expenses	(2,714)	(208)	(236)			(2,950)
Depreciation	(264)	(31)	(35)	f	(83)	(382)

Operating profit	3,561	499	566			4,044

Other expenses
General and administration	(96)	(12)	(14)			(110)
Interest on long-term debt	(97)	(8)	(9)			(106)
Mineral exploration	(72)	(8)	(9)			(81)
Research and development	(17)	—	—			(17)
Other income (expense)	364	(134)	(151)	g	(124)	89

	82	(162)	(183)			(225)

	3,643	337	383			3,819

Provision for income and resource taxes	(1,215)	(93)	(105)	h	56	(1,264)
Minority interests	(33)	(109)	(124)			(157)

Net earnings from continuing operations	2,395	135	154			2,398

Discontinued operations	36	—	—			36

Net earnings	$2,431	$135	$154			$2,434

Earnings per share	Pro forma earnings per share (Note 5)
Basic	$5.77					$5.49
Diluted	$5.60					$5.34

Earnings per share from continuing operations	Pro forma earnings per share from continuing operations (Note 5)
Basic	$5.68					$5.40
Diluted	$5.52					$5.26

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the six months ended June 30, 2007
($ millions, unaudited)

		Aur
		(as restated)		Pro Forma Adjustments
						Pro Forma
	Teck	US$	CDN$	Note 3	Amounts	Teck
	A		B		C	A + B + C

Revenues	$2,901	$371	$421			$3,322
Operating expenses	(1,385)	(119)	(135)			(1,520)
Depreciation	(132)	(25)	(28)	f	(55)	(215)

Operating profit	1,384	227	258			1,587

Other expenses
General and administration	(56)	(6)	(7)			(63)
Interest on long-term debt	(43)	(6)	(7)			(50)
Mineral exploration	(45)	(4)	(5)			(50)
Research and development	(14)	—	—			(14)
Other income	120	48	54	g	(62)	112

	(38)	32	35			(65)

	1,346	259	293			1,522

Provision for income and resource taxes	(460)	(45)	(51)	h	31	(480)
Minority interests	(16)	(39)	(44)			(60)

Net earnings from continuing operations	870	175	198			982

Discontinued operations	(25)	—	—			(25)

Net earnings	$845	$175	$198			$957

Earnings per share	Pro forma earnings per share (Note 5)
Basic	$1.97					$2.13
Diluted	$1.96					$2.11

Earnings per share from continuing operations	Pro forma earnings per share from continuing operations (Note 5)
Basic	$2.03					$2.18
Diluted	$2.02					$2.17

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian dollars unless otherwise indicated
(Unaudited)

1.	BASIS OF PRESENTATION
These unaudited pro forma consolidated financial statements (pro forma financial statements) of Teck Cominco Limited (Teck) have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly they should be read in conjunction with the most recent annual and interim financial statements of Teck, and the most recent annual and interim financial statements of Aur Resources Inc. (Aur).
These pro forma financial statements have been prepared assuming that the acquisition of Aur had been completed on January 1, 2006 for the unaudited pro forma consolidated statements of earnings and on June 30, 2007 for the unaudited pro forma consolidated balance sheet.
These pro forma financial statements are not intended to reflect the financial position that would have resulted had the transaction actually been effected on June 30, 2007 or the results of operations had the transaction been effected on January 1, 2006. Further, the pro forma results of operations may not be indicative of future results.
On April 25, 2007, Teck’s shareholders approved a two-for-one share split for its Class A Common Shares and Class B Subordinate Voting Shares effective as of the close of business on May 7, 2007. All share and per share information included in the circular and the pro forma financial statements and accompanying notes has been adjusted on a retroactive basis to reflect this stock split for all periods presented.

2.	SIGNIFICANT ACCOUNTING POLICIES
Accounting policies used in the preparation of these pro forma financial statements are those disclosed in Teck’s audited consolidated financial statements for the year ended December 31, 2006 and Teck’s unaudited consolidated financial statements for the six months ended June 30, 2007. For the purposes of these pro forma financial statements, no attempt has been made to harmonize the accounting policies of Teck and Aur.
For the purposes of these pro forma financial statements, the Aur balance sheet as at June 30, 2007 has been translated into Canadian dollars at the period end rate of 1.0634, the Aur statement of earnings for the year ended December 31, 2006 has been translated at an average rate of 1.1341 and the Aur statement of earnings for the six months ended June 30, 2007 has been translated at an average rate of 1.1349.

3.	PRO FORMA ADJUSTMENTS
The acquisition of Aur by Teck is accounted for using the purchase method. Accordingly, Aur’s assets and liabilities are measured at their estimated individual fair values on the date of the acquisition. Teck’s investment in Aur and Aur’s shareholders’ equity are eliminated upon consolidation. Teck’s assets and liabilities are not revalued as part of this process.
The pro forma financial statements assume the completion of a business combination at June 30, 2007 whereby 100.5 million shares of Aur, calculated on a fully-diluted basis, are acquired for total consideration of $4,066 million, comprising 22 million Class B Subordinate Voting Shares of Teck, and $3,089 million in cash.
The measurement of the share component of the purchase consideration in the pro forma financial statements is based on a Teck Class B Subordinate Voting Share price of $45.61, the average closing price on the Toronto Stock Exchange for two trading days before and after the announcement of the Aur Offer.
The calculation of the purchase consideration and the allocation of the purchase price to the assets and liabilities of Aur as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of assets and liabilities Teck has made assumptions, estimates and assessments which are based on limited information. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition, not the dates used in the preparation of these pro forma financial statements. The amounts determined may differ materially from the amounts disclosed in the purchase price allocation set out in (c) below due to changes in the estimates of fair values of the assets and liabilities as more information is available for assessment. Any such changes in the determination and allocation of the purchase price could also result in changes to the adjustments to earnings in subsequent periods.

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (continued)
Expressed in Canadian dollars unless otherwise indicated
(Unaudited)

3.	PRO FORMA ADJUSTMENTS (Continued)
Balance Sheet Adjustments:
Adjustments related to the pro forma consolidated balance sheet as at June 30, 2007 have been made as follows:
(a)	To give effect to proceeds of $28 million received by Aur on the exercise of in-the-money employee and director share options.

(b)	To record the purchase of Aur shares for cash and the issuance of Teck shares as follows:

(C$ millions)

Cash portion of the Aur Offer	$3,089
Issue of 22 million Teck subordinate voting shares (1)	952

4,041

Estimated transaction fees and expenses of Teck and Aur	25

Total purchase price	$4,066

(1)	The purchase price was calculated using a price of $45.61 for each Teck subordinate voting share issued, net of deemed issue costs.
(c)	The following allocates the purchase price based on management’s preliminary estimate of fair values after giving effect to (a) and (b) above:

	Aur	Fair Value	Aur
(C$ millions)	Book Value	Adjustments	Fair Value
Cash and cash equivalents	$524	$—	$524
Inventories	88	91	179
Restricted Cash	136	—	136
Other current assets	23	—	23
Property, plant and equipment and other non-current assets	556	3,911	4,467

Total assets	$1,327	$4,002	$5,329

Current portion of long-term debt	$43	$—	$43
Other Current liabilities	144	10	154
Long-term debt	232	—	232
Other liabilities	126	—	126
Future income and resource taxes	21	660	681
Minority interests	27	—	27

Total liabilities	$593	$670	$1,263

Net assets purchased	$734	$3,332	$4,066

(d)	To record the conversion of $166 million of temporary investments into cash to finance the acquisition.
(e)	To eliminate the investment in Aur on consolidation.
Income Statement Adjustments:
(f)	To depreciate and amortize the preliminary fair value adjustments allocated to property, plant and equipment. An amount of $2.4 billion has been allocated to assets, including certain mineral resources at Quebrada Blanca and Andocollo, which were not in production in 2006 or during the first half of 2007, and which are, accordingly, not subject to amortization for the purposes of these pro forma financial statements.

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (continued)
Expressed in Canadian dollars unless otherwise indicated
(Unaudited)

3.	PRO FORMA ADJUSTMENTS (Continued)
(g)	To adjust interest income to reflect the reduction in Teck’s cash balances resulting from the transaction.

(h)	To provide for taxes on the above items.

4.	ITEMS NOT ADJUSTED
The adjustments made to the pro forma consolidated statements of earnings reflect only those items which are expected to recur and do not include one time charges to income which are expected to occur immediately following the transaction. In addition, the pro forma consolidated statements of earnings do not give effect to operating efficiencies, cost savings and synergies that may result from the acquisition, including potential cost savings at the corporate level and potential synergies in exploration activities and at operations.

5.	PRO FORMA EARNINGS PER SHARE INFORMATION

	Six Months Ended	Year Ended December
	June 30, 2007	31, 2006

Basic pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings from continuing operations	$982	$2,398
Less interest on convertible debentures, net of taxes	—	(3)

	982	2,395

Pro forma net earnings from discontinued operation	(25)	36

Pro forma net earnings available to shareholders	$957	$2,431

Denominator (thousands of shares):
Teck weighted average shares outstanding	428,016	421,156
Shares issued to Aur shareholders	21,972	21,972

Pro forma weighted average shares outstanding	449,988	443,128

Basic pro forma earnings per share	$2.13	$5.49
Basic pro forma earnings per share from continuing operations	$2.18	$5.40

Diluted pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings available to shareholders, assuming dilution	$957	$2,434
Pro forma net earnings available to shareholders from continuing operations, assuming dilution	982	2,398

Denominator (thousands of shares):
Pro forma weighted average shares outstanding	449,988	443,128
Dilutive effect of securities for Teck
Share options	2,526	3,318
Convertible debentures	—	9,574

Pro forma weighted average shares outstanding	452,514	456,020

Diluted pro forma earnings per share	$2.11	$5.34
Diluted pro forma earnings per share from continuing operations	$2.17	$5.26

PricewaterhouseCoopers LLP
Chartered Accountants
Royal Trust Tower, TD Centre
Suite 3000, 77 King Street West
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
AUDITORS’ REPORT
To the Shareholder of Aur Resources Inc.
We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flow for the years then ended, in accordance with Canadian generally accepted accounting principles.
As described in note 1(p) and 18(c), the Company has restated previously issued financial statements and our previous report dated February 7, 2007 has been withdrawn.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
February 7, 2007
except for notes 1(p) and 18 (c) which are as of October 29, 2007
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

AUR RESOURCES INC.
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
(Expressed in thousands of United States dollars)

AUR RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31
(in thousands of United States dollars)

	2006	2005
	As restated
	Note 1(p)

	$	$
Mining revenues	738,282	446,945

Expenses
Mining	173,786	167,230
Business development	8,107	7,402
Administration	9,296	7,191
Depreciation and amortization	31,190	32,820
Mine closure and site restoration	2,273	3,499
Interest on long-term debt	8,438	8,438
Stock-based compensation	2,191	1,689
ENAMI copper price participation	32,112	5,959
Unrealized loss on zinc forward contracts (note 15)	159,007	—
Interest and other (note 7)	(25,630)	(10,376)

	400,770	223,852

Earnings before taxes and non-controlling interests	337,512	223,093
Income and resource taxes (note 8)	(93,378)	(40,112)

Earnings before non-controlling interests	224,134	182,981
Non-controlling interests	(109,423)	(40,704)

Net earnings for the year	134,711	142,277

Basic earnings per share (note 6(d))	1.39	1.49

Diluted earnings per share (note 6(d))	1.38	1.48

See accompanying notes to consolidated financial statements.
AUR RESOURCES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the years ended December 31
(in thousands of United States dollars)

	2006	2005
	As restated
	Note 1(p)

	$	$
Retained earnings — beginning of year	254,782	128,646
Net earnings for the year	134,711	142,277
Dividends on common shares	(100,828)	(16,141)

Retained earnings — end of year	288,665	254,782

See accompanying notes to consolidated financial statements.

AUR RESOURCES INC.
CONSOLIDATED SEGMENTED STATEMENTS OF OPERATIONS
For the years ended December 31
(in thousands of United States dollars)

		Quebrada
2006 As restated, Note 1(p)	Andacollo	Blanca	Corporate	Total

	$	$	$	$

Mining revenues	134,821	603,461	—	738,282

Expenses
Mining	31,764	142,022	—	173,786
Business development	—	—	8,107	8,107
Administration	—	—	9,296	9,296
Depreciation and amortization	4,850	25,936	404	31,190
Mine closure and site restoration	626	1,647	—	2,273
Interest on long-term debt	—	—	8,438	8,438
Stock-based compensation	—	—	2,191	2,191
ENAMI copper price participation	—	32,112	—	32,112
Unrealized loss on zinc forward contracts	—	—	159,007	159,007
Interest and other	(4,239)	(6,398)	(14,993)	(25,630)

	33,001	195,319	172,450	400,700

Earnings (loss) before taxes and non-controlling interests	101,820	408,142	(172,450)	337,512
Income and resource taxes	(16,396)	(76,978)	(4)	(93,378)

Earnings (loss) before non-controlling interests	85,424	331,164	(172,454)	244,134
Non-controlling interests	(31,607)	(77,816)	—	(109,423)

Net earnings (loss)	53,817	253,348	(172,454)	134,711

			Quebrada
2005	Louvicourt	Andacollo	Blanca	Corporate	Total

	$	$	$	$	$

Mining revenues	27,211	95,316	324,418	—	446,945

Expenses
Mining	13,066	33,237	120,927	—	167,230
Business development	—	—	—	7,402	7,402
Administration	—	—	—	7,191	7,191
Depreciation and amortization	766	8,494	23,310	250	32,820
Mine closure and site restoration	502	554	2,443	—	3,499
Interest on long-term debt	—	—	—	8,438	8,438
Stock-based compensation	—	—	—	1,689	1,689
ENAMI copper price participation	—	—	5,959	—	5,959
Interest and other	(1,076)	243	(1,036)	(8,507)	(10,376)

	13,258	42,528	151,603	16,463	223,852

Earnings (loss) before taxes and non-controlling interests	13,953	52,788	172,815	(16,463)	223,093
Income and resource taxes	(2,116)	(8,151)	(29,870)	25	(40,112)

Earnings (loss) before non-controlling interests	11,837	44,637	142,945	(16,438)	182,981
Non-controlling interests	—	(15,261)	(25,443)	—	(40,704)

Net earnings (loss)	11,837	29,376	117,502	(16,438)	142,277

See accompanying notes to consolidated financial statements.

AUR RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
As at December 31
(in thousands of United States dollars)

	2006	2005
	As restated
	Note 1(p)

	$	$

Assets
Current
Cash	630,297	361,263
Receivables	21,681	11,751
Inventories and prepaid expenses (note 2)	72,861	62,934

	724,839	435,948

Property, plant and equipment (note 3)	394,582	288,472

Future income and resource taxes (note 8(c))	3,387	3,387

Long-term copper inventory and other (note 4)	25,407	23,127

	1,148,215	750,934

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	63,967	30,789
Taxes payable	54,008	24,435
Dividends payable	88,660	12,384
Copper price participations (note 12(d))	42,112	15,959
Payable to non-controlling interests	7,497	6,534
Current portion of obligation under capital leases (note 12(a))	4,127	3,387
Current portion of mine closure and site restoration (note 13)	931	718
Current portion of senior notes (note 5(a))	31,250	—
Unrealized loss on zinc forward contracts (note 15)	22,009	—

	314,561	94,206

Senior notes (note 5(a))	93,750	125,000

Obligation under capital leases (note 12(a))	9,313	6,060

Future income and resource taxes (note 8(c))	20,856	24,897

Mine closure and site restoration (note 13)	27,797	26,831

Non-controlling interests	57,059	33,108

Unrealized loss on zinc forward contracts (note 15)	136,998	—

	345,773	215,896

	660,334	310,102

Contingency and commitments (notes 12 and 16)
Subsequent events (note 18)

Shareholders’ equity
Share capital (note 6)	194,629	183,654
Contributed surplus — stock-based compensation	4,587	2,396
Retained earnings	288,665	254,782

	487,881	440,832

	1,148,215	750,934

See accompanying notes to consolidated financial statements.
Signed on behalf of the Board:

(signed) Hugh J. Bolton Director	(signed) Donald R. Lindsay Director

AUR RESOURCES INC.
CONSOLIDATED SEGMENTED BALANCE SHEETS
As at December 31
(in thousands of United States dollars)

		Quebrada
2006 As restated, Note 1(p)	Andacollo	Blanca	Corporate	Total

	$	$	$	$

Assets
Current
Cash	130,621	67,683	431,993	630,297
Receivables	1,609	12,240	7,832	21,681
Inventories and prepaid expenses	13,552	58,056	1,253	72,861

	145,782	137,979	441,078	724,839
Property, plant and equipment	50,543	217,486	126,553	394,582
Future income and resource taxes	—	—	3,387	3,387
Long-term copper inventory and other	—	21,018	4,389	25,407

	196,325	376,483	575,407	1,148,215

Liabilities
Current
Accounts payable and accrued liabilities	15,924	34,888	13,155	63,967
Taxes payable	15,963	38,045	—	54,008
Dividends payable	—	—	88,660	88,660
Copper price participations	—	32,112	10,000	42,112
Payable to non-controlling interests	—	7,497	—	7,497
Current portion of obligation under capital leases		4,032	95	4,127
Current portion of mine closure and site restoration	—	—	931	931
Current portion of senior notes	—	—	31,250	31,250
Unrealized loss on zinc forward contracts	—	—	22,009	22,009

	31,887	116,574	166,100	314,561
Senior notes	—	—	93,750	93,750
Obligation under capital leases	—	9,150	163	9,313
Future income and resource taxes	2,771	18,085	—	20,856
Mine closure and site restoration	5,310	19,602	2,885	27,797
Non-controlling interests	57,059	—	—	57,059
Unrealized loss on zinc forward contracts	—	—	136,998	136,998

	97,027	163,411	399,896	660,334

			Quebrada
2005	Louvicourt	Andacollo	Blanca	Corporate	Total

	$	$	$	$	$

Assets
Current
Cash	1,489	45,224	37,805	276,745	361,263
Receivables	233	2,410	6,442	2,666	11,751
Inventories and prepaid expenses	70	9,798	50,630	2,436	62,934

	1,792	57,432	94,877	281,847	435,948
Property, plant and equipment	—	29,945	219,577	38,950	288,472
Future income and resource taxes	—	—	—	3,387	3,387
Long-term copper inventory and other	—	—	22,057	1,070	23,127

	1,792	87,377	336,511	325,254	750,934

Liabilities
Current
Accounts payable and accrued liabilities	566	5,217	16,667	8,339	30,789
Taxes payable	—	2,362	22,073	—	24,435
Dividends payable	—	—	—	12,384	12,384
Copper price participations	—	—	5,959	10,000	15,959
Payable to non-controlling interests	—	—	6,534	—	6,534
Current portion of obligation under capital leases	—	—	3,387	—	3,387
Current portion of mine closure and site restoration	718	—	—	—	718

	1,284	7,579	54,620	30,723	94,206
Senior notes	—	—	—	125,000	125,000
Obligation under capital leases	—	—	6,060	—	6,060
Future income and resource taxes	—	3,670	21,227	—	24,897
Mine closure and site restoration	1,364	5,037	19,689	741	26,831
Non-controlling interests	—	25,453	7,655	—	33,108

	2,648	41,739	109,251	156,464	310,102

See accompanying notes to consolidated financial statements.

AUR RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended December 31
(in thousands of United States dollars)

	2006
	As restated
	Note 1(p)	2005

	$	$

Operating activities
Net earnings for the year	134,711	142,277
Non-cash items —
Depreciation and amortization	31,190	32,820
Future income and resource taxes	(4,041)	7,620
Mine closure and site restoration	679	1,983
Gain on sale of marketable securities	—	(1,864)
Loss (gain) on disposal of property, plant and equipment	9	(684)
Interest on obligation on properties purchased	18	35
Stock-based compensation	2,191	1,689
Copper price participation	32,112	5,959
Unrealized loss on zinc forward contracts	159,007	—
Non-controlling interests	109,423	40,704

	465,299	230,539
Net change in non-cash working capital items (note 9)	39,325	19,240

	504,624	249,779

Financing activities
Dividends on common shares	(25,457)	(11,773)
Repayments of capital leases	(3,334)	(3,711)
Payments to non-controlling interests	(84,508)	(36,276)
Payment of copper price participation to ENAMI	(5,916)	—
Common shares issued	10,975	5,385
Foreign exchange and other	(341)	(747)

	(108,581)	(47,122)

Investing activities
Payment of copper price participation	(10,000)	(10,000)
Property, plant and equipment	(54,006)	(22,586)
Mineral property development	(64,339)	(16,549)
Payments on properties purchased	(245)	(245)
Proceeds on sale of marketable securities	—	1,864
Proceeds on disposal of property, plant and equipment	542	1,531
Repayments of advances by Quebrada Blanca minesite employees	1,039	(1,929)

	(127,009)	(47,914)

Increase in cash for the year	269,034	154,743
Cash — beginning of year	361,263	206,520

Cash — end of year	630,297	361,263

See accompanying notes to consolidated financial statements.

AUR RESOURCES INC.
CONSOLIDATED SEGMENTED STATEMENTS OF CASH FLOW
For the years ended December 31
(in thousands of United States dollars)

			Quebrada
2006 As restated, Note 1(p)		Andacollo	Blanca	Corporate	Total

		$	$	$	$

Operating activities
Net earnings (loss)		53,817	253,348	(172,454)	134,711
Non-cash items		36,181	134,147	160,260	330,588

		89,998	387,495	(12,194)	465,299
Net change in non-cash working capital items		22,074	20,969	(3,718)	39,325

		112,072	408,464	(15,912)	504,624

Financing activities
Dividends on common shares		—	—	(25,457)	(25,457)
Repayments of capital leases		—	(3,291)	(43)	(3,334)
Payments to non-controlling interests		—	(84,508)	—	(84,508)
Payment of copper price participation to ENAMI		—	(5,916)	—	(5,916)
Common shares issued		—	—	10,975	10,975
Foreign exchange and other		(111)	(449)	219	(341)

		(111)	(94,164)	(14,306)	(108,581)

Investing activities
Payment of copper price participation		—	—	(10,000)	(10,000)
Property, plant and equipment		(1,955)	(6,824)	(45,227)	(54,006)
Mineral property development		(24,073)	—	(40,266)	(64,339)
Payment on property purchased		—	—	(245)	(245)
Proceeds on disposal of property, plant and equipment		3	—	539	542
Repayments of advances by Quebrada Blanca minesite employees		—	1,039	—	1,039

		(26,025)	(5,785)	(95,199)	(127,009)

Inter-segment distributions to corporate		(539)	(278,637)	279,176	—

Increase in cash for the year		85,397	29,878	153,759	269,034
Cash — beginning of year		45,224	37,805	278,234	361,263

Cash — end of year		130,621	67,683	431,993	630,297

			Quebrada
2005	Louvicourt	Andacollo	Blanca	Corporate	Total

	$	$	$	$	$

Operating activities
Net earnings (loss)	11,837	29,376	117,502	(16,438)	142,277
Non-cash items	(934)	30,097	58,987	112	88,262

	10,903	59,473	176,489	(16,326)	230,539
Net change in non-cash working capital items	9,838	5,636	7,652	(3,886)	19,240

	20,741	65,109	184,141	(20,212)	249,779

Financing activities
Dividends on common shares	—	—	—	(11,773)	(11,773)
Repayments of capital leases	—	(365)	(3,346)	—	(3,711)
Payments to non-controlling interests	—	(3,589)	(32,687)	—	(36,276)
Common shares issued	—	—	—	5,385	5,385
Foreign exchange and other	343	(246)	(955)	111	(747)

	343	(4,200)	(36,988)	(6,277)	(47,122)

Investing activities
Payment of copper price participation	—	—	—	(10,000)	(10,000)
Property, plant and equipment	—	(7,181)	(1,587)	(13,818)	(22,586)
Mineral property development	—	—	—	(16,549)	(16,549)
Payment on properties purchased	—	—	—	(245)	(245)
Advances to Quebrada Blanca minesite employees	—	—	(1,929)	—	(1,929)
Other	1,531	—	—	1,864	3,395

	1,531	(7,181)	(3,516)	(38,748)	(47,914)

Inter-segment distributions to corporate	(21,587)	(9,485)	(116,820)	147,892	—

Increase in cash for the year	1,028	44,243	26,817	82,655	154,743
Cash — beginning of year	461	981	10,988	194,090	206,520

Cash — end of year	1,489	45,224	37,805	276,745	361,263

See accompanying notes to consolidated financial statements.

AUR RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005
(in thousands of United States dollars except number of shares and per share amounts)
1.	Accounting policies and restatement

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.
(a)	Basis of consolidation
The consolidated financial statements include the accounts of Aur Resources Inc. and subsidiary companies (collectively, “Aur”). Subsidiaries include two Chilean private companies, Compañía Minera Carmen de Andacollo (“CDA”) and Compañía Minera Quebrada Blanca S.A. (“CMQB”). All intercompany balances and transactions have been eliminated.
(b)	Segmented information
Aur is in the mineral resource business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Quebrada Blanca and Corporate. The Louvicourt segment represents Aur’s 30% proportionate interest in the Louvicourt Mine which prior to August 2005 produced copper and zinc concentrates. The Andacollo and Quebrada Blanca segments represent Aur’s consolidated interest in the Andacollo and Quebrada Blanca copper mines, each of which produce cathode copper. The corporate segment is responsible for the management of Aur’s cash and investment portfolio, exploration and other business development activities, certain other non-producing assets and provides management, administrative and support services to Aur’s other segments. The corporate segment also includes the Duck Pond Deposit, currently under development, prior to commercial production. The accounting policies of the segments are the same as those described below.
(c)	Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include fair value measurements, metal sales receivables, in-process inventories, future income and resource tax assets and liabilities, the physical and economic lives of mining assets, salvage values and mine closure and site restoration costs. Actual results may differ from those estimates.
(d)	Revenue recognition and receivables
Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement prices for specified quotational periods. Revenues are recognized when title passes in the month of shipment at the net realizable value based upon metal prices for the month of the sale. Any changes in revenue due to changes in prices used to calculate the actual net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs.

(e)	Cash
Cash includes cash on deposit and term deposits with maturities of 3 months or less at time of acquisition.
(f)	Inventories
Materials and supplies are valued at the lower of average cost and estimated net realizable value. Cathode copper and in-process inventories are valued at the lower of cost, including depreciation and amortization of mine assets and net realizable value. Cost is determined primarily on the basis of average cost. Long-term copper inventory is valued at the lower of historic cost and estimated net realizable value.
Mine supplies are valued at the lower of average cost and estimated net realizable value.
(g)	Property, plant and equipment
i)	Mineral property and exploration costs
Mineral property and exploration expenditures are charged to earnings when incurred except for certain expenditures on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine, and/or have the characteristics of property, plant and equipment, in which case the expenditures are capitalized and are not amortized until commercial production is achieved. These costs are transferred to development costs once the development of the mine commences.
ii)	Plant and equipment
Plant and equipment are recorded at cost and are amortized once commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Other equipment with useful lives less than the estimated life of the mine are depreciated using the straight-line method over 3 to 8 years, but not to exceed the estimated life of the mine.
iii)	Development costs
Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. Amounts shown as development costs include the net revenue from metal produced and sold prior to commercial production.
iv)	Mining equipment under capital lease
Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital lease is amortized using the straight-line method over the estimated life of the leased asset, but not to exceed the life of the mine. Lease payments under operating leases are charged to earnings as incurred.
v)	Corporate
Corporate fixed assets are recorded at cost and are depreciated using the straight-line method based on the estimated useful life of the asset. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

vi)	Capitalization of financing costs
Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are amortized from the time that mining operations commence commercial production. Capitalized interest is amortized on a units-of-production basis over the estimated life of the mine while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness that is repaid before maturity are written-off in the period in which the indebtedness is repaid.
vii)	Carrying value
Aur reviews the carrying value of its producing and development mineral capital assets on a periodic basis. Estimated future undiscounted net cash flows are calculated for each property using estimated reserves and/or resources, as appropriate. Should the estimated future undiscounted net cash flows be less than the carrying value, an appropriate reduction to fair value is made with a corresponding charge to earnings.
(h)	Mine closure and site restoration costs
Mine closure and site restoration costs are comprised of asset retirement obligations, employee severance and ongoing expenditures related to the protection of the environment.

The fair value of a liability for an asset retirement obligation is recognized when it is incurred. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. On an annual basis, the fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine’s life.

Mine closure costs for employee severance are accrued as earned using a pre-determined formula based upon the employees’ number of years of employment service with the mine.

Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.
(i)	Translation of foreign currencies
Monetary assets and liabilities of integrated operations that are not denominated in United States dollars are translated at the rate of exchange prevailing at the year-end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.
(j)	Income and resource taxes
Income and resource taxes are calculated using the asset and liability method of tax accounting. Under this method of tax allocation, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(k)	Financial instruments and commodity contracts
Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices. Gains and losses on metal contracts are reported as a component of the related transaction. Hedge accounted financial instruments are documented and periodic effectiveness tests are performed in accordance with accounting requirements. This documentation includes all relationships between hedging instruments and hedged items, as well as Aur’s risk management objective and strategy for undertaking these transactions. Absent such documentation and testing, changes in the fair value of financial instruments are recorded in earnings.
(l)	Pension costs
The costs of defined contribution plans, representing Aur’s required contribution based on specified percentage of salaries, as mandated by government regulations, or as actuarially determined, are charged to earnings as contributions are made. The costs of defined benefit plans earned by the six employees covered by defined benefit plans are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of plan members and mortality, plus a discount rate based on market rates at the measurement date. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the six employees which range from 1 year to 12 years.
(m)	Share purchase options
Aur has a common share purchase option plan. Aur accounts for share purchase options using the fair value method. For option awards, fair value is measured at the grant date using the Black-Scholes valuation model and is recognized as stock based compensation expense and shareholders’ equity over the vesting period of the options granted. Consideration paid on exercise of share options is recorded as share capital.
(n)	Deferred financing costs
The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate. Unamortized financing fees related to indebtedness which are repaid before maturity are written-off in the period in which the indebtedness is repaid.
(o)	Comparative figures
Certain comparative figures for 2005 have been reclassified to conform to this year’s presentation.
(p)	Restatement
Aur has restated its financial statements for the year ended December 31, 2006 to record unrealized losses on zinc forward sales contracts in relation to the Duck Pond Mine. Aur did not meet the hedge accounting criteria prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and as a result was unable to apply hedge accounting to these sales commitments and has accordingly recognized a mark-to-market loss on these contracts. The impact of the restatement was as follows:

	As	Increase	As
	Reported	(decrease)	Restated
	$	$	$
December 31, 2006 Balance Sheet:
Liabilities:
Unrealized loss on zinc forward contracts
— Current	—	22,009	22,009
— Long-term	—	136,998	136,998
Retained earnings	447,672	(159,007)	288,665

For the year ended	As	Increase	As
December 31, 2006	Reported	(decrease)	Restated
Statement of Operations:
Expenses	241,763	159,007	400,770
Net earnings	293,718	(159,007)	134,711
Statement of Cash Flow:
Net earnings	293,718	(159,007)	134,711
Non-cash items	171,581	159,007	330,588
Letters of Credit of $3,570 have been reclassified from current assets to long-term assets, to reflect their long-term maturity.

2.	Inventories and prepaid expenses

	2006	2005
	$	$
Cathode copper	2,347	2,867
In-process inventories	52,090	43,808
Mine supplies	14,338	12,172
Prepaid expenses and deposits	4,086	4,087

	72,861	62,934

The amount of depreciation and amortization capitalized to cathode copper and in-process inventories was $313 (2005 — $401) and $6,353 (2005 — $5,594), respectively.
3.	Property, plant and equipment

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Plant and equipment	414,644	196,204	218,440	357,814	171,996	185,818
Development costs	178,201	49,412	128,789	113,871	45,366	68,505
Mining equipment under capital lease	21,110	5,897	15,213	17,172	5,133	12,039
Asset retirement cost	7,616	3,141	4,475	5,293	2,764	2,529
Corporate and other	32,238	4,573	27,665	21,940	2,359	19,581

	653,809	259,227	394,582	516,090	227,618	288,472

(a)	Andacollo (see note 18)
The Andacollo open-pit copper mine, located near the town of Andacollo, Chile, is owned by CDA. The current mine plan for the supergene ore deposit envisions mining operations for the deposit continuing until 2009. (see also note 3(d))

CDA’s share capital is comprised of Series A and Series B shares. The Series A shares represent 90% of the voting and dividend rights of the CDA shares. Aur owns 70% of the Series A shares while Compañía Minera del Pacífico (“CMP”), a Chilean public company, owns the remaining 30% of the Series A shares. The Series B shares are owned by Empresa Nacional de Minería (“ENAMI”), a Chilean government entity, and represent 10% of the voting and dividend rights of the CDA shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time. When combined with the Series B shares of CDA, Aur’s 70% and CMP’s 30% holdings of the Series A shares equate to 63% and 27% interests, respectively, in CDA’s total voting and dividend rights.

Aur’s consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CDA with CMP’s 27% interest and ENAMI’s 10% interest being reflected as non-controlling interests. As CDA’s debt obligations were fully repaid in June 2006, Aur, CMP and ENAMI then became entitled to receive 63%, 27% and 10% of all future dividend distributions of CDA, respectively. On January 18, 2007, Aur purchased CMP’s interest in CDA. (see note 18)
(b)	Quebrada Blanca
The Quebrada Blanca open-pit copper mine is located 170 kilometres southeast of the port city of Iquique, Chile. The current mine plan envisions mining operations continuing until 2016.

CMQB’s share capital is comprised of Series A, Series B and Series C shares. The Series A shares represent 85% of voting and dividend rights of the CMQB shares. Aur owns 90% of the Series A shares, while Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns the remaining 10% of the Series A shares. The Series B shares are owned by ENAMI and represent 10% of the voting and dividend rights of CMQB’s shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. The Series C shares are owned by IMSA and represent 5% of the voting and dividend rights of the CMQB shares. The Series C shares are required to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. When combined with the Series B and Series C shares, Aur’s 90% holding of the Series A shares equates to a 76.5% interest in CMQB’s total voting and dividend rights. When combined with its 10% Series A shareholding, IMSA’s 100% holding of Series C shares equates to a 13.5% interest in CMQB’s total voting and dividend rights.

Aur’s consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CMQB with IMSA’s 13.5% interest and ENAMI’s 10% interest reflected as non-controlling interests. As CMQB’s debt obligations were fully repaid in June 2006, Aur, IMSA and ENAMI then became entitled to receive 76.5%, 13.5% and 10% of all future dividend distributions of CMQB, respectively.
(c)	Duck Pond
A decision to proceed with the construction of the Duck Pond copper-zinc deposit located in central Newfoundland was made in December 2004. Production is anticipated to begin in the first quarter of 2007. Included in property, plant and equipment is $125,871 (2005-$38,414) for development work.
(d)	Andacollo Hypogene Copper-Gold Deposit — Chile
Development of the Andacollo Hypogene Deposit for production by late 2009 commenced in the third quarter of 2006 following the formal production decision being announced on August 3, 2006. Basic engineering and design work, geotechnical studies related to mine design and tailings facilities, and environmental permitting progressed as planned. Purchase orders for the SAG mill, and ball mills with motors were completed to ensure delivery as required to meet the construction schedule. Mobile mining fleet leases were tendered late 2006 and completed in January 2007 with first deliveries to be received by mid-2007. A total of $19.1 million was invested in development capital in 2006.

The Andacollo Hypogene Mine is expected to produce, on average, approximately 160 million pounds of copper and 60,000 ounces of gold annually over a minelife of 21 years beginning late 2009 of which 90% will be Aur’s share.
(e)	Louvicourt
The past-producing Louvicourt underground copper-zinc-silver-gold mine, located near the city of Val d’Or, Quebec, Canada is held through a joint venture with Aur being the operator. The Louvicourt Mine ceased operation on July 12, 2005. Decommissioning and reclamation of the mine is being carried out under the terms of its mine closure plan as submitted to the Ministère des Ressources naturelles et de la Faune du Québec.

Aur holds a 30% joint venture interest while its joint venture partners, Novicourt Inc. and Teck Cominco Limited (“Teck Cominco”), hold 45% and 25% interests, respectively. Aur’s consolidated financial statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the joint venture.

4.	Long-term copper inventory and other

	2006	2005
	$	$
Long-term copper inventory	18,747	18,747
Deferred financing costs	819	1,070
Advances to Quebrada Blanca minesite employees	2,271	3,310
Letters of credit	3,570	—

	25,407	23,127

(a)	Long-term copper inventory
Long-term copper inventory is in-process inventory that is segregated and not currently scheduled to be recovered until near the end of the Quebrada Blanca mine’s life, currently envisioned to be 2016.
(b)	Deferred financing costs
Deferred financing costs are the unamortized balance of the fees and expenses incurred to issue Aur’s $125,000 of senior notes and is net of $942 of amortization (2005 — $691). This amount is being amortized on a straight-line basis over the term of the senior notes.
(c)	Advances to Quebrada Blanca minesite employees
During 2005, CMQB advanced to its minesite employees an aggregate $1,929, as an advance against their supplemental wages for future holidays to be worked on or before June 2008 by such employees.

During 2004, CMQB provided interest free housing loans of up to 48 months in the amount of $1,679 to certain employees, of which $1,039 were repaid in 2006 (2005 — $298).

5.	Credit Facilities (see note 18)
(a)	Senior notes

On March 10, 2003, Aur issued $125,000 of senior unsecured notes (the “Notes”) to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The Notes have customary financial covenants for unsecured notes and impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that Aur continues to meet the covenants under the Notes.

The terms of the Notes provide that security cannot be granted over assets comprising in excess of 20% of Aur’s consolidated shareholders’ equity, subject to certain exceptions including security which also secures the Notes on a pari passu basis, security granted over subsequently acquired properties and/or assets to secure the purchase price thereof and/or the granting of security over mineral properties under development to secure the financing of such development.
(b)	Working capital facilities
CDA has working capital facilities with two Chilean banks for up to $12,000 (2005 — $2,000), maturing August 31, 2007.

CMQB has working capital facilities with two Chilean banks for up to $5,000 (2005 — $3,400), $3,400 maturing August 31, 2008 and $1,600 maturing May 31, 2007.

The working capital facilities have no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. At December 31, 2006 and 2005, no amounts were outstanding under these facilities.

6.	Share capital
(a)	Authorized
The authorized capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares, issuable in series.
(b)	Issued and outstanding

	2006		2005
	Shares	Amount	Shares	Amount
	#000’s	$	#000’s	$
Common shares
Balance — beginning of year	96,306	183,654	94,401	178,269
Issued during the year — Share purchase options exercised	1,853	10,975	1,905	5,385

Balance — end of year	98,159	194,629	96,306	183,654

(c)	Stock-based compensation plans
At December 31, 2006, Aur had one stock-based compensation plan, a common share purchase option plan (the “Plan”), which is described below.

The Plan is for directors, officers and certain senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified terms. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur’s common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars and on the Santiago Stock Exchange where they trade in United States dollars.

The following table summarizes information regarding Aur’s outstanding and exercisable common share purchase options as at December 31, 2006:

Outstanding			Exercisable
			Weighted		Weighted
Range of		Weighted	average		average
exercise		average	exercise		exercise
prices		months	price		price
per share	Balance	remaining	per share	Balance	per share
CDN$	#000’s	#	CDN$	#000’s	CDN$
$3.30 to $6.45	417	31	5.58	172	5.79
$6.50 to $10.40	336	40	7.64	46	7.61
$11.21 to $14.10	515	48	12.28	215	11.85
$16.45 to $25.51	425	56	18.00	142	18.21

	1,693			575

The number of stock options outstanding at December 31, 2006 represents 1.7% of Aur’s issued and outstanding common shares.

The following table summarizes information regarding Aur’s common share purchase options as at and for the years’ ended December 31, 2006 and 2005:

	2006		2005
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Shares	per share	Shares	per share
	#000’s	CDN$	#000’s	CDN$
Balance — beginning of year	2,876	6.94	2,465	3.56
Granted	670	16.41	2,316	7.61
Exercised	(1,853)	6.53	(1,905)	3.37

Balance — end of year	1,693	11.15	2,876	6.94

Exercisable — end of year	575	11.28	845	6.71

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.4% (2005 — 1.2%), expected volatility of 39% (2005 — 42%), risk-free interest rate of 4.8% (2005 — 3.5%) and expected life of 27 months (2005 — 27 months). The unamortized stock based compensation amounts will be expensed as follows:

$
2007	2,094
2008	2,465
2009	1,572
2010	3,370
2011	3,308

12,809

(d)	Earnings per share

	2006	2005
	$	$
(i) Basic
Numerator:
Net earnings available to shareholders	134,711	142,277

Denominator:
Weighted average shares outstanding	97,201	95,307

Basic earnings per share	1.39	1.49

(ii) Diluted

Numerator:
Net earnings available to shareholders	134,711	142,277

Denominator:
Weighted average shares outstanding	97,201	95,307
Potential net incremental issuance of shares from share options	674	401
Potential net incremental issuance from stock-based compensation	30	126

Shares outstanding plus assumed issuances	97,905	95,834

Diluted earnings per share	1.38	1.48

7. Interest and other

	2006	2005
	$	$

Interest on obligation under capital leases	466	547
Interest and other income	(27,167)	(9,525)
Interest and other financing costs	131	675
Foreign exchange	399	147
Gain on sale of marketable securities	—	(1,864)
Loss (gain) on disposal of property, plant and equipment	9	(684)
Miscellaneous	532	328

	(25,630)	(10,376)

8. Income and resource taxes
(a)	Geographic components
The geographic components of earnings (loss) before taxes and non-controlling interests were as follows:

	2006	2005
	$	$
Earnings (loss) before taxes and non-controlling interests:
Canada	(177,691)	1,047
Chile	509,962	221,816
Other	5,241	230

	337,512	223,093

The geographic components of the tax expense (recovery) were as follows:

	2006	2005
	$	$

Current:
Canada	5	2,106
Chile	97,416	30,402
Other	(2)	(16)

	97,419	32,492

Future:
Canada	—	—
Chile	(4,041)	7,620

	(4,041)	7,620

	93,378	40,112

(b)	Income and resource taxes reconciliation
The reconciliation between taxes calculated by applying the statutory tax rate to pre-tax income and income tax expense is as follows:

	2006	2005
	$	$

Earnings before taxes and non-controlling interests	337,512	223,093

Canadian combined, federal and provincial income tax rate	36%	32%

Expected income taxes	121,504	71,390
Tax effect of:
Foreign taxes at different rates	(90,211)	(32,679)
Foreign exchange losses	3,585	3,015
Stock based compensation	789	540
Non-taxable income	—	(1,315)
Resource allowance	—	(827)
Quebec mining duties	—	2,116
Valuation allowance	57,243	—
Other	468	(2,118)

	93,378	40,122
Large corporations tax	—	(10)

Income tax expense	93,378	40,112

(c)	Future income and resource taxes and loss carryforwards
As at December 31, the significant components within Aur’s future tax assets (liabilities) were as follows:

	2006	2005
	$	$

Capital losses	1,706	1,665
Property, plant and equipment	(19,226)	(13,872)
Canadian resource deductions	20,483	12,863
Reclamation liabilities	5,052	5,044
Non-capital losses	3,604	5,084
Zinc forward contracts	57,243	—
Other	1,746	605

Net future income tax asset (liability) before valuation allowance	70,608	11,389
Valuation allowance	(88,077)	(32,899)

Net future income tax asset (liability)	(17,469)	(21,510)
Less future tax liability	20,856	24,897

Future tax asset	3,387	3,387

In computing the income tax liability, no amount has been recorded in respect of the potential net 18% withholding taxes which would arise should Aur’s Chilean subsidiaries distribute income to Aur’s non-Chilean subsidiaries on the basis that it is Aur’s intention that the Chilean subsidiaries will reinvest such income in Chile or elsewhere.
Aur has Canadian resource deductions of $58,501 (2005 — $58,662) which were categorized as successored for purposes of the Income Tax Act (Canada). No amount has been taken into account with respect to these losses in determining Aur’s net future income tax asset.
9. Supplementary cash flow information

	2006	2005
	$	$
Net change in non-cash working capital items:
Receivables	(9,930)	2,491
Inventories and prepaid expenses	(13,496)	(10,184)
Accounts payable and accrued liabilities (including taxes payable)	62,751	26,933

	39,325	19,240

Other information:
Interest paid	8,438	8,438
Income, resource and capital taxes paid	64,554	11,776

10. Joint venture
Aur holds a 30% interest in the Louvicourt joint venture which is accounted for using the proportionate consolidation method. Aur’s share of the revenues, assets, liabilities, cash and cash flow of the joint venture is as follows:

	2006	2005
	$	$
Mining revenues	—	27,211
Expenses	—	13,258

Earnings before taxes	—	13,953

Current assets	604	1,792
Current liabilities	1,041	1,284

Working capital	(437)	508

Assets	604	1,792
Liabilities	1,041	2,648

Net investment	(437)	(856)

Cash flow from (used by):
Operating activities	(905)	20,741
Financing activities	—	343
Investing activities	—	1,531

Net cash flow	(905)	22,615

Cash	584	1,489

11. Geographic distribution of segmented information

	2006		2005
	Mining	Property, plant	Mining	Property, plant
	revenues	and equipment	revenues	and equipment
	$	$	$	$
Canada	—	126,553	27,211	38,950
Chile	738,282	268,029	419,734	249,522

	738,282	394,582	446,945	288,472

There were no significant inter-segment sales or transfers.
Aur sold 100% of its copper and zinc concentrates produced by the Canadian Louvicourt segment in 2005 to Falconbridge Ltd. Cathode copper produced by the Chilean Andacollo and Quebrada Blanca segments was sold to a number of purchasers (see note 12 (c)).

12.	Commitments
(a)	Obligation under capital leases
The following is a schedule of future minimum lease payments for mobile mining equipment under capital leases expiring in various periods up to 2011:

$
2007	4,645
2008	3,945
2009	3,411
2010	1,951
2011	888

Total lease payments	14,840
Less interest	(1,400)

Total present value of lease payments	13,440

Current portion	(4,127)

9,313

(b)	Operating leases
Aur has other commitments under various mining equipment and office operating lease agreements as follows:

$
2007	1,014
2008	901
2009	748
2010	656
2011	488

3,807

(c)	Cathode copper sales agreements
(i)	Pursuant to sales agreements with a metals trading entity, Aur has committed to deliver approximately 500 tonnes, or approximately 7.5% of Quebrada Blanca’s estimated monthly cathode copper production to the purchaser during 2007. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the London Metals Exchange (“LME”) average cash settlement price for copper for the second month subsequent to the month of sale (“M+2”) plus an agreed upon premium.

(ii)	Pursuant to a sales agreement with a metals trading entity, Aur has committed to deliver 1,200 tonnes, or approximately 75% of Andacollo’s estimated monthly cathode copper production to the purchaser during 2007. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the LME average cash settlement price for copper for the second month subsequent to the month of sale (“M+2”) plus an agreed upon premium.
(d)	Copper price participation agreements
(i)	Andacollo

ENAMI is entitled to receive from dividends declared by CDA, in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain

United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. CDA has determined that no dividends will be declared in 2007, 2008 and 2009 as cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit which is scheduled to begin production by late 2009. As at December 31, 2006, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional payment were, respectively, as follows: $1.47 to $1.58 per pound, 1%; $1.59 to $1.72 per pound, 2%; $1.73 to $1.85 per pound, 3%; $1.86 to $1.99 per pound, 4%; $2.00 or greater per pound, 5%.
(ii)	Quebrada Blanca

Teck Cominco is entitled to a copper price participation of $2.5 million quarterly beginning in 2007 to a maximum of $10 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.30 per pound at December 31, 2006. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004, $10 million on January 6, 2006 for 2005 and accrued a further $10 million liability for 2006 at December 31, 2006 as the copper price exceeded the threshold amount in those years. Aur’s property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On January 10, 2007 the $10 million payment for 2006 was made.

ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. The average realized copper price for 2006 exceeded the inflation adjusted copper price for the year. Accordingly, a $32.1 million liability to ENAMI has been accrued at December 31, 2006, representing the 2006 obligation with a corresponding increase in the line item entitled “Interest and other” on the Consolidated Statements of Operations. The total liability to ENAMI for 2006 will be determined in March 2007 by which time the realized copper price for 2006 will be known due to the M+2 quotation period applicable to majority of the Quebrada Blanca production.
13.	Mine closure and site restoration

	2006
			Quebrada
	Louvicourt	Andacollo	Blanca	Corporate	Total

	$	$	$	$	$
Asset retirement obligations
Balance, beginning of year	1,492	2,059	7,506	741	11,798
Liabilities incurred	—	—	—	2,244	2,244
Liabilities settled	(648)	—	—	(99)	(747)
Accretion expense	29	139	507	—	675
Adjustments to carrying value of assets	—	—	—	—	—

Balance, end of year	873	2,198	8,013	2,886	13,970
Less: current portion	(873)	—	—	—	(873)

	—	2,198	8,013	2,886	13,097

Severance	58	3,111	11,589	—	14,758
Less: current portion	(58)	—	—	—	(58)

	—	3,111	11,589	—	14,700

	—	5,309	19,602	2,886	27,797

	2005
			Quebrada
	Louvicourt	Andacollo	Blanca	Corporate	Total

	$	$	$	$	$
Asset retirement obligations
Balance, beginning of year	2,067	2,059	7,506	717	12,349
Liabilities settled	(832)	—	—	—	(832)
Accretion expense	367	85	—	—	452
Adjustments to carrying value of assets	(110)	(85)	—	24	(171)

Balance, end of year	1,492	2,059	7,506	741	11,798
Less: current portion	(179)	—	—	—	(179)

	1,313	2,059	7,506	741	11,619

Severance	590	2,978	12,183	—	15,751
Less: current portion	(539)	—	—	—	(539)

	51	2,978	12,183	—	15,212

	1,364	5,037	19,689	741	26,831

The total undiscounted amount of estimated cash flows required to settle the asset retirement obligations is $1,364 after 2006, $5,037 after 2010 and $19,689 payable after 2016 for the Louvicourt, Andacollo and Quebrada Blanca Mines, respectively. The credit adjusted risk free rate at which the cash flows have been discounted was 6.75%. The asset retirement obligations associated with the Duck Pond Mine is included in the Corporate segment.

14.	Pension plans and benefits

Defined contribution plans

Aur’s non-executive Canadian employees participate in one of two defined contribution pension plans.

Aur also maintains defined contribution arrangements for certain executives as part of Aur’s executive pension plan (the “Executive Plan”). Aur’s contributions to these plans were $341 in 2006 and $601 in 2005.

Executive Plan and DB Plan

Aur maintains defined benefit plans (comprised of registered and non-registered elements) for six senior executives under the Executive Plan. Pension benefits under the Executive Plan are calculated based on length of service and final average earnings.

Aur also maintains a defined benefit plan (the “DB Plan”) for former employees of a predecessor company. There are no active employees in the DB Plan.

Actuarial valuations for funding purposes for the Executive Plan and the DB Plan are performed at least triennially with the latest valuations completed as at January 1, 2004 and the next valuations being required as at January 1, 2007. The measurement date for the plans is December 31.

Information on the Executive Plan and DB Plan is as follows:

	2006	2005
	$	$
Accrued benefit obligation
Balance — beginning of year	11,699	12,037
Current service cost (employer portion)	361	212
Interest cost	613	578
Plan amendments	—	447
Benefits paid	(368)	(3,419)
Decrease in obligation due to plan curtailment	—	(7)
Obligation being settled	—	(347)
Special termination benefits	—	726
Actuarial loss	—	1,097
Foreign exchange rate changes	(780)	375

Balance — end of year	11,525	11,699

Plan Assets
Fair value — beginning of year	12,858	13,697
Actual return on plan assets net of actual expenses	1,010	519
Employer contributions	991	2,001
Benefits paid	(368)	(3,419)
Settlement payments	—	(347)
Foreign exchange rate changes	(509)	407

Fair value — end of year	13,982	12,858

Reconciliation of funded status
Accrued benefit obligation — end of year	11,525	11,699
Fair value of plan assets — end of year	13,982	12,858

Funded surplus	2,457	1,159
Unamortized transitional obligation	226	280
Unamortized past service costs	368	418
Unamortized net actuarial gain	(1,646)	(772)

Accrued benefit asset	1,405	1,085

Components of net periodic pension cost
Current service cost (employer portion)	362	212
Interest cost	613	578
Actual return on plan assets	(1,010)	(518)
Actuarial loss on accrued benefit obligation	(389)	1,097
Curtailment gain	—	(7)
Settlement gain	—	(7)
Special termination benefits	—	726
Plan amendments	—	447
Costs arising during the year	(424)	2,528

Differences between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	509	71
Actuarial (gain) loss	390	(1,188)
Plan amendments	—	(402)
Transitional obligation	55	52

Net periodic pension cost recognized during the year	530	1,061

Weighted average assumptions used to calculate net periodic pension cost
Discount rate	5.00%	5.00%
Rate of compensation increase	5.00%	5.00%
Expected rate of return on plan assets — registered plans	6.00%	6.50%
Expected rate of return on plan assets — non-registered plans	3.00%	3.25%

	2006	2005
	$	$
Weighted average assumptions used to calculate benefit obligation at end of year
Discount rate	5.00%	6.00%
Rate of compensation increase	5.00%	5.00%

Plan assets by asset category
Equity securities	40%	37%
Debt securities	21%	22%
CRA refundable tax account	34%	35%
Cash and other	5%	6%

Total	100%	100%

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and mortality. Plan obligations are discounted using rates that reflect the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. Plan assets are presented at fair value.

The difference between the plan assets and the benefit obligation as at January 1, 2005 has been treated as a transitional asset (obligation). The transitional asset (obligation), past service costs resulting from plan amendments and the net actuarial gain (loss) that exceeds 10 percent of the greater of the accrued benefit obligation and the value of plan assets are amortized over the average remaining service period of active employees. The average remaining service periods of the six active employees range from 1 year to 12 years.

The accrued benefit asset is included in accounts payable and accrued liabilities in Aur’s consolidated balance sheets.

Benefits

Aur provides a variety of benefit plans. Benefits include life insurance and health and dental programs. Aur does not provide any non-pension post-retirement benefits other than its obligation to former employees of a predecessor company, which are not material.

15.	Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

Zinc forward contracts

In January 2006, Aur entered into monthly forward sales contracts to economically hedge a portion of the scheduled zinc concentrate production from its wholly owned Duck Pond Deposit currently under development and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from its Duck Pond Mine.

Effective January 1, 2006, Aur adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness testing of hedges.

The Company did not meet the hedge accounting criteria prescribed by GAAP and as a result was unable to apply hedge accounting to these sales commitments. Accordingly Aur has recognized a mark-to-market loss of $159 million on the income statement. See note 1(p).

Aur’s commitments arising from this transaction, which are identified, on a monthly basis, over the period July 2007 through December 2011 and cover the first 75% of estimated scheduled zinc production during the period, are:

	Zinc Forward Sales
Year	Hedge Tonnage	Average Price	Average Price
		$/tonne	$/lb

2007 (July — December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63

	116,300	1,579	0.72

At December 31, 2006, the estimated fair value of Aur’s zinc forward sales, based on a forward spot price of $1.42 per pound, was a loss of $159.0 million.

16.	Contingent liability

In 2003, the Chilean Internal Revenue Service (the “IRS”) issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. The IRS assessed CMQB with taxes, as of November 11, 2003, of $2.9 million, including interest, penalties and inflation adjustment to such date, together with a reduction of CMQB’s tax loss carry forwards in the amount of $20.2 million. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgment confirming the IRS reassessment. CMQB appealed such judgment to the Court of Appeals of Iquique and, in October 2006, the Court of Appeals annulled such judgment. As a result, CMQB’s contestation of the original IRS reassessment has been returned to the Iquique Tax Court for rehearing. It is the opinion of management and CMQB’s legal counsel that CMQB’s income tax filings with respect to the guarantee fees are reasonable and that the payment of the guarantee fees should not attract withholding taxes. Should the IRS ultimately be successful in its reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of the reassessment, plus interest, penalties and inflation adjustment to the date of final judgment. At this time, the outcome of this judicial procedure cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

17.	Future accounting standards

In January 2005, the CICA issued three new standards relating to financial instruments. Section 3855, Financial Instruments — Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. Section 3865, Hedges, is applicable whenever an enterprise chooses to designate a hedging relationship for accounting purposes. It expands on AcG No. 13, Hedging Relationships, and Section 1650, Foreign Currency Translation by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530, Comprehensive income, introduces new rules for the reporting and display of comprehensive income. Comprehensive Income is the change in equity (net assets) of an enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

These standards are applicable for fiscal years beginning on or after October 1, 2006. If an enterprise elects to early adopt such standards, the early adoption election must be applied to all three standards at the same time. Aur is currently reviewing the impact of these new standards.

18.	Subsequent events
(a)	Andacollo — Purchase of CMP’s 27% interest
On January 18, 2007, Aur purchased CMP’s 27% interest in the Series A shares of CDA for $103 million in cash. This increased Aur’s economic interest in CDA from 63% to 90% effective January 1, 2007. This transaction will be accounted for as a step purchase with the excess of the consideration paid over the fair value of the net assets acquired being allocated to property, plant and equipment.
(b)	Attainment of a $150 million line of credit facility
On January 25, 2007, Aur obtained a four year $150 million revolving credit facility from Canadian Imperial Bank of Commerce for general corporate purposes. Advances under the facility are secured by cash collateral provided by one of Aur’s Chilean subsidiaries. On January 26, 2007, $90 million was drawn down to fund the special dividend of CDN$1.00 per share payable to Aur shareholders on January 31, 2007.
(c)	Acquisition by Teck Cominco Limited
On August 22, 2007, the Company was acquired by Teck Cominco Limited.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS
June 30, 2007
(Expressed in thousands of United States dollars)

Consolidated Statements of Operations and Comprehensive Income
(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	As restated	As restated	As restated	As restated
	Note 2(b)	Note 2(b)	Note 2(b)	Note 2(b)

	$	$	$	$

Mining revenues	214,366	219,442	370,778	354,546

Expenses
Mining	58,070	40,017	104,414	79,220
Business Development	2,518	2,041	3,678	3,886
Administration	2,149	2,123	4,474	4,959
Depreciation and amortization	13,528	7,225	25,289	14,715
Mine closure and site restoration	1,255	369	1,714	699
Interest on long-term debt	3,155	2,110	6,335	4,219
Stock-based compensation	1,086	372	2,087	931
ENAMI copper price participation	7,563	11,453	12,846	15,733
Unrealized (gain) loss on zinc forward contracts	12,347	19,276	(33,350)	42,193
Interest income	(6,784)	(5,351)	(14,046)	(9,229)
Other (note 10)	585	(201)	(1,409)	(922)

	95,472	79,434	112,032	156,404

Earnings before taxes and non-controlling interests	118,894	140,008	258,746	198,142
Income and resource taxes	(24,927)	(30,870)	(44,755)	(46,598)

Earnings before non-controlling interests	93,967	109,138	213,991	151,544
Non-controlling interests	(22,189)	(34,447)	(38,696)	(52,952)

Net earnings and comprehensive income for the period	71,778	74,691	175,295	98,592

Basic earnings per share (note 9(b))	0.73	0.77	1.78	1.02

Diluted earnings per share (note 9(b))	0.72	0.76	1.77	1.01

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Retained Earnings
(in thousands of United States dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	As restated	As restated	As restated	As restated
	Note 2(b)	Note 2(b)	Note 2(b)	Note 2(b)

	$	$	$	$

Retained earnings as originally stated — beginning of period	391,363	278,683	288,665	254,782
Adjustment to reflect change in accounting policy for deferred financing costs (note 2(a))	—	—	(819)	—
Net earnings for the period	71,778	74,691	175,295	98,592
Dividends on common shares	(4,649)	(13,145)	(4,649)	(13,145)

Retained earnings — end of period	458,492	340,229	458,492	340,229

See accompanying notes to interim consolidated financial statements.

Consolidated Segmented Information on Operations for the three months ended June 30
(in thousands of United States dollars)
(Unaudited)

		Quebrada	Duck
2007 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$

Mining revenues	36,794	157,340	20,232	—	214,366

Expenses
Mining	7,745	39,184	11,141	—	58,070
Business development	—	—	—	2,518	2,518
Administration	—	—	—	2,149	2,149
Depreciation and amortization	4,116	7,221	2,145	46	13,528
Mine closure and site restoration	246	988	21	—	1,255
Interest on long-term debt	—	—	—	3,155	3,155
Stock-based compensation	—	—	—	1,086	1,086
ENAMI copper price participation	—	7,563	—	—	7,563
Unrealized loss on zinc forward contracts	—	—	12,347	—	12,347
Interest income	(1,756)	(1,061)	(19)	(3,948)	(6,784)
Other	48	968	1	(432)	585

	10,399	54,863	25,636	4,574	95,472

Earnings (loss) before taxes	26,395	102,477	(5,404)	(4,574)	118,894
Income and resource taxes	(4,970)	(19,742)	—	(215)	(24,927)

Earnings (loss) before non-controlling interests	21,425	82,735	(5,404)	(4,789)	93,967
Non-controlling interests	(2,313)	(19,876)	—	—	(22,189)

Net earnings (loss)	19,112	62,859	(5,404)	(4,789)	71,778

		Quebrada		Duck
2006 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$

Mining revenues	36,758	182,684	—	—	219,442

Expenses
Mining	6,332	33,685	—	—	40,017
Business development	—	—	—	2,041	2,041
Administration	—	—	—	2,123	2,123
Depreciation and amortization	878	6,309	—	38	7,225
Mine closure and site restoration	204	165	—	—	369
Interest on long-term debt	—	—	—	2,110	2,110
Stock-based compensation	—	—	—	372	372
ENAMI copper price participation	—	11,453	—	—	11,453
Unrealized loss on zinc forward contracts	—	—	—	19,276	19,276
Interest income	(868)	(1,671)	—	(2,812)	(5,351)
Other	(77)	(126)	—	2	(201)

	6,469	49,815	—	23,150	79,434

Earnings (loss) before taxes	30,289	132,869	—	(23,150)	140,008
Income and resource taxes	(5,501)	(25,308)	—	(61)	(30,870)

Earnings (loss) before non-controlling interests	24,788	107,561	—	(23,211)	109,138
Non-controlling interests	(9,172)	(25,275)	—	—	(34,447)

Net earnings (loss)	15,616	82,286	—	(23,211)	74,691

See accompanying notes to interim consolidated financial statements.

Consolidated Segmented Information on Operations for the six months ended June 30
(in thousands of United States dollars)
(Unaudited)

		Quebrada	Duck
2007 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$

Mining revenues	68,927	281,619	20,232	—	370,778

Expenses
Mining	16,198	77,075	11,141	—	104,414
Business development	—	—	—	3,678	3,678
Administration	—	—	—	4,474	4,474
Depreciation and amortization	8,678	14,374	2,145	92	25,289
Mine closure and site restoration	199	1,494	21	—	1,714
Interest on long-term debt	—	—	—	6,335	6,335
Stock-based compensation	—	—	—	2,087	2,087
ENAMI copper price participation	—	12,846	—	—	12,846
Unrealized gain on zinc forward contracts	—	—	(33,350)	—	(33,350)
Interest income	(3,507)	(2,276)	(19)	(8,244)	(14,046)
Other	(39)	1,086	1	(2,457)	(1,409)

	21,529	104,599	(20,061)	5,965	112,032

Earnings (loss) before taxes	47,398	177,020	40,293	(5,965)	258,746
Income and resource taxes	(8,858)	(33,643)	—	(2,254)	(44,755)

Earnings (loss) before non-controlling interests	38,540	143,377	40,293	(8,219)	213,991
Non-controlling interests	(4,241)	(34,455)	—	—	(38,696)

Net earnings (loss)	34,299	108,922	40,293	(8,219)	175,295

		Quebrada	Duck
2006 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$

Mining revenues	65,965	288,581	—	—	354,546

Expenses
Mining	15,114	64,106	—	—	79,220
Business development	—	—	—	3,886	3,886
Administration	—	—	—	4,959	4,959
Depreciation and amortization	2,460	12,186	—	69	14,715
Mine closure and site restoration	411	288	—	—	699
Interest on long-term debt	—	—	—	4,219	4,219
Stock-based compensation	—	—	—	931	931
ENAMI copper price participation	—	15,733	—	—	15,733
Unrealized loss on zinc forward contracts	—	—	—	42,193	42,193
Interest income	(1,425)	(2,320)	—	(5,484)	(9,229)
Other	(158)	(257)	—	(507)	(922)

	16,402	89,736	—	50,266	156,404

Earnings (loss) before taxes	49,563	198,845	—	(50,266)	198,142
Income and resource taxes	(8,606)	(37,989)	—	(3)	(46,598)

Earnings (loss) before non-controlling interests	40,957	160,856	—	(50,269)	151,544
Non-controlling interests	(15,154)	(37,798)	—	—	(52,952)

Net earnings (loss)	25,803	123,058	—	(50,269)	98,592

See accompanying notes to interim consolidated financial statements.

Consolidated Balance Sheets
(in thousands of United States dollars)
(unaudited)

	As at
	June 30	December 31
	2007	2006
	As restated	As restated
	Note 2(b)	Note 2(b)

	$	$

Assets

Current
Cash	466,263	630,297
Receivables	21,406	21,681
Inventories and prepaid expenses (note 4)	82,901	72,861

	570,570	724,839
Restricted cash (note 8)	128,000	—
Property, plant and equipment	494,931	394,582
Future income and resource taxes	3,387	3,387
Long-term copper inventory and other (note 5)	24,709	24,588

	1,221,597	1,147,396

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	55,307	63,967
Taxes payable	7,707	54,008
Dividends payable	4,628	88,660
Copper price participations (note 6)	15,335	42,112
Payable to non-controlling interests	16,157	7,497
Current portion of obligation under capital lease	10,121	4,127
Current portion of mine closure and site restoration	819	931
Current portion of senior notes	31,250	31,250
Unrealized loss on zinc forward contracts (note 12)	34,523	22,009

	175,847	314,561

Senior notes (note 7)	62,500	93,750

Revolving credit facility (note 8)	125,000	—

Obligation under capital leases	30,050	9,313

Future income and resource taxes	20,481	20,856

Mine closure and site restoration	28,346	27,797

Non-controlling interests	24,506	57,059

Unrealized loss on zinc forward contracts (note 12)	91,134	136,998

	382,017	345,773

	557,864	660,334

Contingency (note 13)
Subsequent Event (note 14)

Shareholders’ equity
Share capital (note 9)	198,567	194,629
Contributed surplus — stock-based compensation	6,674	4,587
Retained earnings	458,492	287,846

	663,733	487,062

	1,221,597	1,147,396

See accompanying notes to interim consolidated financial statements.

Consolidated Segmented Balance Sheet Information as at (in thousands of United States dollars)

June 30, 2007		Quebrada	Duck
(Unaudited)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$
Assets
Current
Cash	145,192	78,760	920	241,391	466,263
Receivables	1,830	10,786	4,933	3,857	21,406
Inventories and prepaid expenses	16,748	55,732	10,008	413	82,901

	163,770	145,278	15,861	245,661	570,570
Restricted cash	—	—	—	128,000	128,000
Property, plant and equipment	139,579	222,372	132,270	710	494,931
Future income and resource taxes	—	—	—	3,387	3,387
Long-term copper inventory and other	—	20,181	658	3,870	24,709

	303,349	387,831	148,789	381,628	1,221,597

Liabilities
Current
Accounts payable and accrued liabilities	9,066	34,023	7,589	4,629	55,307
Taxes payable	5,257	1,520	—	930	7,707
Dividends Payable	—	—	—	4,628	4,628
Copper price participations	—	12,835	—	2,500	15,335
Payable to non-controlling interests	—	16,157	—	—	16,157
Current portion of obligation under capital leases	5,815	4,201	105	—	10,121
Current portion of mine closure and site restoration	—	—	—	819	819
Current portion of senior notes	—	—	—	31,250	31,250
Unrealized loss on zinc forward contracts	—	—	34,523	—	34,523

	20,138	68,736	42,217	44,756	175,847
Senior notes	—	—	—	62,500	62,500
Revolving credit facility	—	—	—	125,000	125,000
Obligation under capital leases	21,215	8,709	126	—	30,050
Future income and resource taxes	2,154	18,327	—	—	20,481
Mine closure and site restoration	5,488	20,290	2,537	31	28,346
Non-controlling interests	18,044	6,462	—	—	24,506
Unrealized loss on zinc forward contracts	—	—	91,134	—	91,134

	67,039	122,524	136,014	232,287	557,864

		Quebrada	Duck
December 31, 2006 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$
Assets
Current
Cash	130,621	67,683	—	431,993	630,297
Receivables	1,609	12,240	—	7,832	21,681
Inventories and prepaid expenses	13,552	58,056	—	1,253	72,861

	145,782	137,979	—	441,078	724,839
Property, plant and equipment	50,543	217,486	—	126,553	394,582
Future income and resource taxes	—	—	—	3,387	3,387
Long-term copper inventory and other	—	21,018	—	3,570	24,588

	196,325	376,483	—	574,588	1,147,396

Liabilities
Current
Accounts payable and accrued liabilities	15,924	34,888	—	13,155	63,967
Taxes payable	15,963	38,045	—	—	54,008
Dividends payable	—	—	—	88,660	88,660
Copper price participations	—	32,112	—	10,000	42,112
Payable to non-controlling interests	—	7,497	—	—	7,497
Current portion of obligation under capital leases	—	4,032	—	95	4,127
Current portion of mine closure and site restoration	—	—	—	931	931
Current portion of senior notes	—	—	—	31,250	31,250
Unrealized loss on zinc forward contracts	—	—	—	22,009	22,009

	31,887	116,574	—	166,100	314,561
Senior notes	—	—	—	93,750	93,750
Obligation under capital leases	—	9,150	—	163	9,313
Future income and resource taxes	2,771	18,085	—	—	20,856
Mine closure and site restoration	5,310	19,602	—	2,885	27,797
Non-controlling interests	57,059	—	—	—	57,059
Unrealized loss on zinc forward contracts	—	—	—	136,998	136,998

	97,027	163,411	—	399,896	660,334

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flow
(in thousands of United States dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	As restated	As restated	As restated	As restated
	Note 2(b)	Note 2(b)	Note 2(b)	Note 2(b)

	$	$	$	$

Operating activities
Net earnings for the period	71,778	74,691	175,295	98,592
Non-cash items —
Depreciation and amortization	13,528	7,225	25,289	14,715
Future income and resource taxes	(3,525)	(311)	(374)	(690)
Mine closure and site restoration	1,255	499	1,714	44
Loss (gain) on disposal of property, plant and equipment	—	8	(56)	(140)
Interest on obligation on property purchased	—	4	—	9
Stock-based compensation	1,086	372	2,087	931
Copper price participation	7,563	11,453	12,846	15,733
Unrealized (gain) loss on zinc forward contracts	12,347	19,276	(33,350)	42,193
Non-controlling interests	22,189	34,447	38,696	52,952

	126,221	147,664	222,147	224,339
Net change in non-cash working capital items (note 11)	(40,671)	4,023	(57,586)	3,353

	85,550	151,687	164,561	227,692

Financing activities
Proceeds on drawdown of revolving credit facility	—	—	125,000	—
Dividends on common shares	—	—	(88,660)	(12,384)
Repayments of senior notes	—	—	(31,250)	—
Repayments of capital leases	(3,345)	(740)	(4,515)	(1,626)
Payments to non-controlling interests	(19,333)	(32,687)	(19,333)	(32,687)
Payment of copper price participation to ENAMI	(32,123)	(5,916)	(32,123)	(5,916)
Common shares issued	1,611	3,598	3,938	5,800
Foreign exchange and other	(1,504)	(1,068)	(1,921)	(1,283)

	(54,694)	(36,813)	(48,864)	(48,096)

Investing activities
Restricted cash	—	—	(128,000)	—
Payment of copper price participation	(2,500)	—	(12,500)	(10,000)
Property, plant and equipment	(1,516)	(10,953)	(26,009)	(16,383)
Mineral property development	(6,637)	(7,646)	(11,156)	(16,081)
Purchase of additional interest in Andacollo (note 3)	—	—	(103,000)	—
Proceeds on disposal of property, plant and equipment	—	12	56	226
Repayments of advances by Quebrada Blanca minesite employees	338	—	878	—

	(10,315)	(18,587)	(279,731)	(42,238)

Increase (decrease) in cash for the period	20,541	96,287	(164,034)	137,358
Cash — beginning of period	445,722	402,334	630,297	361,263

Cash — end of period	466,263	498,621	466,263	498,621

See accompanying notes to interim consolidated financial statements.

Consolidated Segmented Information on Cash Flow for the three months ended June 30
(in thousands of United States dollars)
(Unaudited)

		Quebrada	Duck
2007 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$
Operating activities
Net earnings (loss)	19,112	62,859	(5,404)	(4,789)	71,778
Non-cash items	6,166	32,630	14,513	1,134	54,443

	25,278	95,489	9,109	(3,655)	126,221
Net change in non-cash working capital items	(8,568)	(22,125)	(17,429)	7,451	(40,671)

	16,710	73,364	(8,320)	3,796	85,550

Financing activities
Repayments of capital leases	(2,551)	(779)	(15)	—	(3,345)
Payments to non-controlling interests	—	(19,333)	—	—	(19,333)
Payment of copper participation to ENAMI	—	(32,123)	—	—	(32,123)
Common shares issued	—	—	—	1,611	1,611
Foreign exchange and other	(149)	745	—	(2,100)	(1,504)

	(2,700)	(51,490)	(15)	(489)	(54,694)

Investing activities
Property, plant and equipment	(558)	(7,918)	6,960	—	(1,516)
Mineral property development	(6,637)	—	—	—	(6,637)
Payment of copper price participation to Teck	—	—	—	(2,500)	(2,500)
Repayments of advances by Quebrada Blanca minesite employees	—	338	—	—	338

	(7,195)	(7,580)	6,960	(2,500)	(10,315)

Inter-segment distributions to corporate	(474)	(65,097)	2,295	63,276	—

Increase (decrease) in cash for the period	6,341	(50,803)	920	64,083	20,541
Cash — beginning of period	138,851	129,562	—	177,309	445,722

Cash — end of period	145,192	78,759	920	241,392	466,263

		Quebrada	Duck
2006 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$
Operating activities			—
Net earnings (loss)	15,616	82,286	—	(23,211)	74,691
Non-cash items	10,468	43,070	—	19,435	72,973

	26,084	125,356	—	(3,776)	147,664
Net change in non-cash working capital items	1,923	814	—	1,286	4,023

	28,007	126,170	—	(2,490)	151,687

Financing activities
Repayments of capital leases	—	(740)	—	—	(740)
Payments to non-controlling interests	—	(32,687)	—	—	(32,687)
Payment of copper price participation to ENAMI	—	(5,916)	—	—	(5,916)
Common shares issued	—	—	—	3,598	3,598
Foreign exchange and other	63	(1,313)	—	182	(1,068)

	63	(40,656)	—	3,780	(36,813)

Investing activities
Property, plant and equipment	(3,046)	(1,570)	—	(6,337)	(10,953)
Mineral property development	—	—	—	(7,646)	(7,646)
Proceeds on disposal of property, plant and equipment	—	—	—	12	12

	(3,046)	(1,570)	—	(13,971)	(18,587)

Inter-segment distributions to corporate	(338)	(106,937)	—	107,275	—

Increase (decrease) in cash for the period	24,686	(22,993)	—	94,594	96,287
Cash — beginning of period	63,708	101,518	—	237,108	402,334

Cash — end of period	88,394	78,525	—	331,702	498,621

See accompanying notes to interim consolidated financial statements.

Consolidated Segmented Information on Cash Flow for the six months ended June 30
(in thousands of United States dollars)
(Unaudited)

		Quebrada	Duck
2007 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$
Operating activities
Net earnings (loss)	34,299	108,922	40,293	(8,219)	175,295
Non-cash items	12,501	63,410	(31,184)	2,125	46,852

	46,800	172,332	9,109	(6,094)	222,147
Net change in non-cash working capital items	(16,503)	(32,803)	(17,429)	9,149	(57,586)

	30,297	139,529	(8,320)	3,055	164,561

Financing activities
Proceeds on drawdown of revolving credit facility	—	—	—	125,000	125,000
Dividends on common shares	—	—	—	(88,660)	(88,660)
Repayments of senior notes	—	—	—	(31,250)	(31,250)
Repayments of capital leases	(2,551)	(1,924)	(40)	—	(4,515)
Payments to non-controlling interests	—	(19,333)	—	—	(19,333)
Payment of copper price participation to ENAMI	—	(32,123)	—	—	(32,123)
Common shares issued	—	—	—	3,938	3,938
Foreign exchange and other	13	125	—	(2,059)	(1,921)

	(2,538)	(53,255)	(40)	6,969	(48,864)

Investing activities
Restricted cash	—	—	—	(128,000)	(128,000)
Payment of copper price participation to Teck Cominco	—	—	—	(12,500)	(12,500)
Property, plant and equipment	(1,060)	(12,203)	(12,746)	—	(26,009)
Mineral property development	(11,156)	—	—	—	(11,156)
Purchase of additional interest in Andacollo	—	—	—	(103,000)	(103,000)
Proceeds on disposal of property, plant and equipment	—	—	—	56	56
Repayments of advances by Quebrada Blanca minesite employees	—	878	—	—	878

	(12,216)	(11,325)	(12,746)	(243,444)	(279,731)

Intersegment distributions to corporate	(972)	(63,873)	22,026	42,819	—

Increase (decrease) in cash for the period	14,571	11,076	920	(190,601)	(164,034)
Cash — beginning of period	130,621	67,683	—	431,993	630,297

Cash — end of period	145,192	78,759	920	241,392	466,263

		Quebrada	Duck
2006 As restated, Note 2(b)	Andacollo	Blanca	Pond	Corporate	Total

	$	$	$	$	$
Operating activities
Net earnings (loss)	25,803	123,058	—	(50,269)	98,592
Non-cash items	18,101	65,303	—	42,343	125,747

	43,904	188,361	—	(7,926)	224,339
Net change in non-cash working capital items	5,191	1,780	—	(3,618)	3,353

	49,095	190,141	—	(11,544)	227,692

Financing activities
Dividends on common shares	—	—	—	(12,384)	(12,384)
Repayments of capital leases	—	(1,626)	—	—	(1,626)
Payments of non-controlling interests	—	(32,687)	—	—	(32,687)
Payment of copper price participation to ENAMI	—	(5,916)	—	—	(5,916)
Common shares issued	—	—	—	5,800	5,800
Foreign exchange and other	(155)	(443)	—	(685)	(1,283)

	(155)	(40,672)	—	(7,269)	(48,096)

Investing activities
Payment of copper price participation	—	—	—	(10,000)	(10,000)
Property, plant and equipment	(5,403)	(1,603)	—	(9,377)	(16,383)
Mineral property development	—	—	—	(16,081)	(16,081)
Proceeds on disposal of property, plant and equipment	3	—	—	223	226

	(5,400)	(1,603)	—	(35,235)	(42,238)

Inter-segment distributions to corporate	(370)	(107,146)	—	107,516	—

Increase in cash for the period	43,170	40,720	—	53,468	137,358
Cash — beginning of period	45,224	37,805	—	278,234	361,263

Cash — end of period	88,394	78,525	—	331,702	498,621

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2007 and 2006
(In thousands of United States dollars except where otherwise noted)
(Unaudited)
1.	Accounting policies
The interim unaudited consolidated financial statements of Aur Resources Inc. (“Aur”) have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur’s restated audited consolidated financial statements for the year ended December 31, 2006. These interim unaudited consolidated financial statements should be read in conjunction with Aur’s restated audited annual consolidated financial statements for the year ended December 31, 2006.
2.	Changes in Accounting Policies and Restatement
(a) Financial Instruments and Comprehensive Income
Effective January 1, 2007, Aur adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.
Under these new standards, all financial instruments, including derivatives are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify for hedging, unrealized gains and losses are included in earnings.
After the restatement described in Note 2(b) below, the adoption of these new standards had minimal impact on the Company’s consolidated financial statements. The unrealized gains and losses on the Company’s zinc forward sales contracts to economically hedge a portion of the scheduled zinc production from the Duck Pond Mine were previously recognized on the Company’s financial statements at fair value (see Note 2 (b) below).
Deferred financing costs which had been previously capitalized and amortized over the term of the related debt facility are now expensed as incurred. The retrospective application of this policy to January 1, 2007 resulted in a decrease in other assets and opening retained earnings of $819.

(b) Restatement
In October 2007, Aur restated its financial statements for the year ended December 31, 2006 to record unrealized losses on zinc forward sales contracts in relation to the Duck Pond mine. The Company was unable to apply hedge accounting to these sales commitments in 2007 and has accordingly recognized mark-to-market gains and losses on these contracts for the three and six month periods ended June 30, 2007. The impact on these financial statements is as follows:

	As	Increase	As
	Reported	(decrease)	Restated
	$	$	$
June 30, 2007 Balance Sheet:
Liabilities:
Unrealized loss on zinc forward contracts
— Current	38,679	(4,156)	34,523
— Long-term	101,491	(10,357)	91,134
Retained earnings	584,149	(126,657)	458,492
Accumulated other comprehensive income	(140,170)	140,170	—

Three months ended June 30			2007			2006
	As	Increase	As	As	Increase	As
	Reported	(decrease)	Restated	Reported	(decrease)	Restated
	$	$	$	$	$	$
Statement of Operations:
Unrealized loss on zinc forward contracts	—	12,347	12,347	—	19,276	19,276
Net earnings	84,125	(12,347)	71,778	93,967	(19,276)	74,691
Comprehensive income	71,038	740	71,778	93,967	(19,276)	74,691

Statement of Cash Flow:
Net earnings	84,125	(12,347)	71,778	93,967	(19,276)	74,691
Non-cash items	42,096	12,347	54,443	53,697	19,276	72,973

Six months ended June 30			2007			2006
	As	Increase	As	As	Increase	As
	Reported	(decrease)	Restated	Reported	(decrease)	Restated
	$	$	$	$	$	$
Statement of Operations:
Unrealized (gain) loss on zinc forward contracts	—	(33,350)	(33,350)	—	42,193	42,193
Net earnings	141,945	33,350	175,295	140,785	(42,193)	98,592
Comprehensive income	181,635	(6,340)	175,295	140,785	(42,193)	98,592

Statement of Cash Flow:
Net earnings	141,945	33,350	175,295	140,785	(42,193)	98,592
Non-cash items	80,202	(33,350)	46,852	83,554	42,193	125,747
3. Purchase of additional interest in Andacollo
On January 18, 2007, Aur purchased CMP’s 30% interest in the Series A shares of Compañía Minera Carmen de Andacollo (“CDA”) for $103.0 million in cash. This increased Aur’s economic interest in CDA from 63% to 90% effective January 1, 2007 with ENAMI holding the remaining 10%. This transaction was accounted for as a step purchase with the excess of the consideration paid over the fair value of the net assets acquired being allocated to property, plant and equipment.

4.	Inventories and prepaid expenses

	June 30	December 31
	2007	2006
	$	$
Cathode copper	3,054	2,347
In-process inventories	60,319	52,090
Mine supplies	17,913	14,338
Prepaid expenses and deposits	1,615	4,086

	82,901	72,861

The amount of depreciation and amortization capitalized to cathode copper and in-process inventories was $313 (2006 — $401) and $6,353 (2006 — $5,594), respectively.
5.	Long-term copper inventory and other

	June 30	December 31
	2007	2006
	$	$
Long-term in-process copper inventory	18,747	18,747
Deferred charges	659	—
Advances to Quebrada Blanca minesite employees	1,433	2,271

Letters of credit	3,870	3,570
	24,709	24,588

6.	Copper price participations
(i)	Andacollo
ENAMI is entitled to receive from dividends declared by CDA, in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. CDA has determined that no dividends will be declared in 2007, 2008 and 2009 as cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit which is scheduled to begin production by late 2009. As at December 31, 2006, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional payment were, respectively, as follows: $1.47 to $1.58 per pound, 1%; $1.59 to $1.72 per pound, 2%; $1.73 to $1.85 per pound, 3%; $1.86 to $1.99 per pound, 4%; $2.00 or greater per pound, 5%.
(ii)	Quebrada Blanca
Teck Cominco Limited (“Teck”). is entitled to a copper price participation of $2.5 million quarterly beginning in 2007 to a maximum of $10 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.30 per pound at December 31, 2006. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004, $10 million on January 6, 2006 for 2005 and $10 million on January 10, 2007 for 2006 as the copper price exceeded the threshold amount in those years. Aur’s property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On April 19, 2007, the $2.5 million quarterly payment for 2007 was made. During the second quarter of 2007, an additional $2.5 million was accrued and was paid on July 9, 2007.
ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year up to a cumulative total of $50.8 million. The average realized copper price for 2006 exceeded the inflation adjusted copper price for the year. Accordingly, a $32.1 million liability to ENAMI was accrued at December 31, 2006, representing the 2006 obligation with a corresponding increase in the line item entitled “Interest and other” on the Consolidated Statements of Operations. The price participation amount payable to ENAMI for the year 2006 of $32.1 million was paid in April 2007. The final $12.8 million liability to ENAMI has been accrued at June 30, 2007 as the average realized copper price for the first six months of 2007 exceeded the inflation adjusted realized copper price for the period and will be paid to ENAMI in April 2008.
7.	Senior notes
On March 10, 2003, Aur issued US$125 million of senior unsecured notes (the “Notes”) to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.
The scheduled principal repayments are as follows:

	June 30	December 31
	2007	2006
	$	$
Current portion
March 2007	—	31,250
March 2008	31,250	—

	31,250	31,250

Long term portion
March 2008	—	31,250
March 2009	31,250	31,250
March 2010	31,250	31,250

	62,500	93,750

	93,750	125,000

8.	Revolving credit facility
On January 25, 2007, Aur obtained a four year revolving credit facility that permits borrowings of up to $150 million. The terms of the facility require one of Aur’s Chilean subsidiaries to provide cash collateral to the lender equal to the amount outstanding under the facility plus $3 million. The excess interest expenses charged on the facility over the interest income earned on the collateralized cash is expected to be between 0.25% and 0.50% over the term of the facility. At June 30, 2007, $125 million had been drawn on the facility and, accordingly, $128 million was included in restricted cash on the balance sheet.

9.	Share capital, earnings per share and stock-based compensation
(a)	Issued and outstanding

	Six months ended June 30
	2007		2006
	Shares	Amount	Shares	Amount
	# 000’s	$	# 000’s	$
Common shares
Balance — beginning of period	98,159	194,629	96,306	183,654
Share purchase options exercised	513	3,938	1,056	5,801

Balance — end of period	98,672	198,567	97,362	189,455

(b)	Earnings per common share (As restated, Note 2(b))

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	$	$	$	$
(i) Basic
Numerator
Net earnings available to shareholders	71,778	74,628	175,295	98,592

Denominator (# 000’s)
Weighted average number of shares	98,474	96,845	98,474	96,845

Basic earnings per share	0.73	0.77	1.78	1.02

(ii) Diluted
Numerator
Income available to shareholders	71,778	74,628	175,295	98,592

Denominator (# 000’s)
Weighted average number of shares	98,474	96,845	98,474	96,845
Potential incremental issuance from stock-based compensation	18	72	18	72
Potential issuance of shares from purchase options	628	991	628	991

	99,120	97,908	99,120	97,908

Diluted earnings per share	0.72	0.76	1.77	1.01

(c) Stock-based compensation plans
At June 30, 2007, Aur had one stock-based compensation plan, a common share purchase option plan (the “Plan”), which is described below.
The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.
Aur’s common shares are listed on the Toronto Stock Exchange, trading in Canadian dollars, and the Santiago Stock Exchange, trading in United States dollars.
The following table summarizes information regarding Aur’s outstanding and exercisable common share purchase options as at June 30, 2007:

Outstanding				Exercisable
			Weighted		Weighted
Range of		Weighted	average		average
exercise		average	exercise		exercise
prices		months	price		price
per share	Shares	remaining	per share	Shares	per share
CDN$	# 000’s	#	CDN$	# 000’s	CDN$
3.30 to 6.96	183	27	6.21	41	5.71
7.05 to 11.21	419	39	9.70	87	11.21
12.63 to 17.46	355	47	15.51	127	13.94
18.25 to 25.51	762	55	22.66	185	21.57

	1,719			440

The number of stock options outstanding at June 30, 2007 represents 1.7% of Aur’s issued and outstanding common shares.
The following table summarizes information regarding Aur’s common share purchase options as at and for the periods ended June 30, 2007:

			Six months ended
	Three months ended			Weighted
		Weighted		average
		average		exercise
		exercise price		price
	Shares	per share	Shares	per share
	# 000’s	CDN$	# 000’s	CDN$
Balance — beginning of period	1,857	14.66	1,693	11.15
Granted	100	25.13	579	23.97
Exercised	(238)	7.36	(513)	8.74
Forfeited	—	—	(40)	7.41

Balance — end of period	1,719	16.28	1,719	16.28

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.32% (2006 — 0.6%), expected volatility of 39% (2006 — 42%), risk-free interest rate of 4.8% (2006 — 4.7%) and expected life of 32 months (2006 — 24 months).

10. Other

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	$	$	$	$
Hypogene drilling — Quebrada Blanca	431	—	460	—
Interest on obligation under capital leases	187	103	388	211
Other income	(537)	(48)	(1,534)	(303)
Interest and financing costs	242	4	276	8
Foreign exchange	242	(411)	(980)	(902)
Loss (gain) on disposal of property, plant and equipment	—	8	(56)	(140)
Miscellaneous	20	143	37	204

	585	(201)	(1,409)	(922)

11. Supplementary cash flow information

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
	$	$	$	$
Net change in non-cash working capital:
Receivables	7,798	8,427	274	5,001
Inventories	(10,014)	(3,978)	(10,040)	(6,155)
Accounts payable and accrued liabilities	(38,455)	(426)	(47,820)	4,507

	(40,671)	4,023	(57,586)	3,353

Other information:
Interest paid	1,714	4,219	5,933	4,219
Income, resource and capital taxes paid	60,965	34,724	72,620	37,703
12. Fair value of financial instruments
The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.
      Zinc forward contracts
In January 2006, Aur entered into monthly forward sales contracts to economically hedge a portion of the scheduled zinc concentrate production from its wholly owned Duck Pond Mine and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from its Duck Pond Mine.
The Company did not meet the hedge accounting criteria prescribed by GAAP and as a result was unable to apply hedge accounting to these sales commitments. It has accordingly recognized mark-to-market gain and loss on these contracts. See note 2(b).

Aur’s commitments arising from this transaction, which are identified, on a monthly basis, over the period July 2007 through December 2011 and cover the first 75% of estimated scheduled zinc production during the period, are:

	Zinc Forward Sales
Year	Tonnage	Average Price	Average Price
		$/tonne	$/lb

2007 (July-December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63

	116,300	1,579	0.72

At June 30, 2007, the estimated fair value of Aur’s zinc forward sales based on a forward spot price of $1.26 was a loss of $125.7 million.
13. Contingency
In 2003, the Chilean Internal Revenue Service (the “IRS”) issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. The IRS assessed CMQB with taxes, as of November 11, 2003, of $2.9 million, including interest, penalties and inflation adjustment to such date, together with a reduction of CMQB’s tax loss carry forwards in the amount of $20.2 million. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgment confirming the IRS reassessment. CMQB appealed such judgment to the Court of Appeals of Iquique and, in October 2006, the Court of Appeals annulled such judgment. As a result, CMQB’s contestation of the original IRS reassessment has been returned to the Iquique Tax Court for rehearing. It is the opinion of management and CMQB’s legal counsel that CMQB’s income tax filings with respect to the guarantee fees are reasonable and that the payment of the guarantee fees should not attract withholding taxes. Should the IRS ultimately be successful in its reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of the reassessment, plus interest, penalties and inflation adjustment to the date of final judgment. At this time, the outcome of this judicial procedure cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.
14. Subsequent event
On August 22, 2007, the Company was acquired by Teck Cominco Limited.